UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Trunkbow International Holdings Limited

(Exact name of registrant as specified in its charter)

Nevada	26-3552213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 1217-1218, 12F of Tower B, Gemdale Plaza,
No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China	100022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code :+86 10 85712518

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐     Accelerated Filer ☐     Non-Accelerated Filer ☐     Smaller Reporting Company ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Business.

Prior to the share exchange transaction described below (the “Share Exchange”), we were a “shell” company with nominal assets organized under the name Bay Peak 5 Acquisition Corp. (“BP5”).  We were incorporated in the State of Nevada on September 3, 2004 as a wholly owned subsidiary of Visitalk Capital Corporation (“VCC”). The Company was formed as part of the implementation of the Chapter 11 reorganization plan (the “Visitalk Plan”) of visitalk.com, Inc. (“Visitalk.com”), a former provider of VOIP services. The Visitalk Plan was deemed effective by the Bankruptcy Court on September 17, 2004 (the “Effective Date”). On September 22, 2004, Visitalk.com was merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan.

On July 28, 2008, pursuant to Stock Purchase Agreements (“SPAs”), the Company sold 5,971,898 shares of common stock to two parties unaffiliated with the Company (the “Purchasing Shareholders”) for a total payment of $51,000, or approximately $.008 per share (the “Change of Control Transactions”). On August 29, 2008, the SPAs were approved by the shareholders at a special shareholders’ meeting and all the closing conditions of the SPAs were met. After the Change of Control Transactions, including the impact of a related master settlement agreement, these newly issued shares represented 85.5% ownership of the Company. One of the parties, Bay Peak, LLC (“Bay Peak”), had contacts with various companies and individuals in Asia, in particular China. Cory Roberts, the managing member of Bay Peak, was appointed to the Company’s Board of Directors and elected President in conjunction with the Change of Control Transactions.  On August 28, 2008, shareholders authorized adopting the name of Bay Peak 5 Acquisition Corp.  Also on August 28, 2008, shareholders ratified a one-for-seven reverse stock split (the “First Reverse Split”), which was implemented on January 6, 2010 and in January 2010, authorized a further reverse split of 4.14 for 1, which was implemented on January 27, 2010 (the “Second Reverse Split”).

Subsequent to the foregoing, in February 2010 the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Trunkbow International Holdings Limited, a company organized under the laws of the British Virgin Islands (“Trunkbow”), the shareholders of Trunkbow (the “Shareholders”), who together own shares constituting 100% of the issued and outstanding ordinary shares of Trunkbow (the “Trunkbow Shares”), and the principal shareholder of the Company (“Principal Shareholder”).  Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to the Company all of the Trunkbow Shares in exchange for the issuance of 19,562,888 (the “Shares”) shares of our common stock (the “Share Exchange”).  As a result of the Share Exchange, Trunkbow became our wholly-owned subsidiary.  After giving effect to the Share Exchange, the sale of common stock in the Offering referred to below and the BP5 Warrant Financing referred to below (i) existing shareholders of Trunkbow owned approximately 60.25% of the Company’s outstanding Common Stock, (ii) purchasers of Common Stock in the Offering owned approximately 26.01% of the Company’s outstanding Common Stock (including 7.7% owned by VeriFone, Inc.), (iii) the holders of BP5 Warrants owned approximately 8.54% of the Company’s outstanding Common Stock  and (iv) the pre-existing shareholders of BP5 owned approximately 5.2% of the Company’s outstanding Common Stock.

Concurrent with the Share Exchange, (i) we entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”) for the sale of an aggregate of 8,447,575 shares (the “Investor Shares”) and 1,689,515 warrants (the “Investor Warrants”), for aggregate gross proceeds equal to $16,895,150 (the “Offering”) and (ii) certain holders of outstanding warrants of the Company issued to creditors and claimants of visitalk.com,. in accordance with the Visitalk Plan, referred to herein as the “BP5 Warrant Investors” exercised the 2,774,500 warrants owned by them for an aggregate exercise price of $5.5 million and received warrants to purchase an aggregate of 554,900 shares of Common Stock (“BP5 Warrant Financing”).

Following the Share Exchange, we are a leading provider of technology platform solutions for mobile telecom operators in the People’s Republic of China.  Our patented platforms provide a comprehensive solution for Chinese telecom operators to deliver and manage the distribution of various mobile value-added service (“MVAS”) applications to their subscribers. The Trunkbow brand is regarded by Chinese telecom operators as a well managed, trusted provider of technology solutions.   Our R&D focused business model provides us with a defensible market position as a technology solutions provider to the telecom operators.

We enable telecom operators to offer their subscribers access to unique mobile applications, innovative tools, value-added services and an overall superior mobile experience.  In doing so, we add-value to our clients by helping them increase their average revenue per user and decrease subscribers churn. We develop and implement a range of comprehensive platform solutions for our customers that enable MVAS applications for their subscribers.  As a technology enabler, our solutions may be generally classified into two categories: MVAS Technology Platforms and Mobile Payment Solutions. We provide both hardware and software solutions that are integrated into our clients’ existing IT infrastructure. We also offer additional services including technical support and system maintenance for our clients.

Developing innovative technology solutions is at the core of our business model. We work extensively with our customers and technology partners in our R&D process to develop cutting edge technology solutions that are relevant to consumer trends and market demand. We have a team of over 100 R&D professionals led by a seasoned senior management team with extensive experience in the telecom industry.  Currently we have filed a total of more than 149 patent applications, of which 39 have been granted by the National Intellectual Property Administration of the People’s Republic of China.  We have recently begun the process of filing for international and U.S. patents in order to protect our intellectual properties globally.

Our customers are primarily telecom service providers in the PRC.  We have extensive customer relationships with all three of the mobile service providers in China, specifically, China Telecom, China Unicom and China Mobile or the Big Three.    We have also entered into a strategic partnership with China UnionPay in order to provide clearing house functions for our Mobile Payment Solutions.

We have experienced strong revenue growth and profitability over the last two years driven by customer additions and the introduction of innovative products and services. Our revenues increased to $13.5M in 2009 from $12.9M in 2008 and net income to $8.3M in 2009, from $5.1M in 2008. Positive macro economic trends, strong consumer demand and our suite of unique platform solutions present us with the opportunity to expand sales rapidly and increase market share.

Our History

Trunkbow was founded in 2001 by former Silicon Valley engineers with extensive experience in the telecom industry.  We have been able to develop first to market application platforms that enable telecom operators to generate significant new revenue streams by leveraging our extensive knowledge of the mobile network technology.  Since our inception, we have invested significant time and resources to develop cutting edge technology solutions for our customers. We were the first to create and develop a Color Ring Back Tone (CRBT) application platform for Shandong Unicom in 2003. Since then, this innovative service solution has become the third largest revenue contributor for China Mobile after voice and Short Message Service (SMS).

We believe that we have a competitive advantage over our primary competitors by our proven track record of innovation.  We believe Chinese telecom operators continue to utilize our technology platforms because of our superior technology solutions and unique product offerings.

Trunkbow International Organizational Structure

(1) Trunkbow International Holdings Limited (“Trunkbow BVI”) was established in the British Virgin Islands (“BVI”) on July 17, 2009. The Company itself has no significant business operations and assets other than holding of equity interests in its subsidiaries and VIE through a series of reorganization activities described below (the “Reorganization”).

(2) Trunkbow (Asia Pacific) Investment Holdings Limited (“Trunkbow Hong Kong”) was established as an Investment Holding Company in Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”) on July 9, 2004. As part of the reorganization, on September 16, 2009, the entire issued share capital Trunkbow Hong Kong was transferred to Trunkbow BVI.

(3) Trunkbow Asia Pacific (Shandong) Company, Limited (“Trunkbow Shandong”) was established as a wholly foreign owned enterprise on December 10, 2007 in Jinan, Shandong Province, the PRC by Trunkbow Hong Kong. It is principally engaged in research and development of application platforms for mobile operators in China.

(4) Trunkbow Asia Pacific (Shenzhen) Company, Limited (“Trunkbow Shenzhen”) was established as a wholly foreign owned enterprise on June 7, 2007 in Shenzhen, Guangdong Province, the PRC by Trunkbow Hong Kong. It is principally engaged in research and development of application platforms for mobile operators in China.

(5) Trunkbow Technologies (Shenzhen) Company, Limited (“Trunkbow Technologies”) was established as a limited liability company on December 4, 2001 in Shenzhen, Guangdong Province, the PRC. Trunkbow Technologies is principally engaged in research and development of application platforms for mobile operators in China as well as wireless application systems for the international market.

Our Strategy

Our goal is to become the dominant leader in MVAS application platforms and mobile payment systems for the telecom industry in China. We intend to achieve this goal by implementing the following strategies:

Continue to develop cutting edge technology solutions.  We intend to continue to commit significant financial and human resources for research and development purposes.  We intend to continue to improve our development and pipeline process in order to introduce first to market technology solutions to our customers. We expect to further leverage the know-how from our custom-design and implementation process to develop and introduce new applications and solutions with higher profit margins for a wider market. We expect to continue to fund research at our research center and increase our collaboration with other research facilities.

Leverage our intellectual assets and enter into new markets.  We intend to focus our R&D efforts on emerging industries and new market opportunities.  We plan to expand our product lines by leveraging our domestic relationships as well as through co-operations with international players.

Expand geographic coverage of current platform solutions. We intend to expand the geographic coverage of our existing product portfolio.  We expect to leverage our customer relationships in our current geographic coverage in order to expand into new provinces domestically and new markets globally.  We believe our solutions, know-how and successful track record should facilitate our expansion into new and commercially attractive territories.

Continue to build upon our strong relationship with key customers.  Our clients include major players in the telecom industry in China. With the rollout of 3G, we expect our clients to offer their customers progressively more sophisticated and captive mobile phone experience. This will require innovative technology solutions for new applications and functions.  We intend to help our clients address this demand and continue to work closely with our customers in our development process to ensure that our pipeline is in line with their technology needs.

Attract and retain quality employees. To enhance our development efforts and to support our growth objectives, we intend to continue to attract additional skilled and experienced R&D personnel. We also intend to hire and retain additional sales and service personnel with client and industry knowledge. We expect to continue to build a strong management team with in-house talent and recruit additional management talent, beginning with a CFO with extensive industry and financial background. We plan to continue to leverage our research centers and external resources to provide training programs for our employees.

Form business relationships with strategic partners to expand our presence in the mobile payment business. The MVAS application platform and mobile payment markets are immature and somewhat fragmented. This provides us with the opportunity to assert ourselves and form strategic partnerships to shape the direction of the industry. We intend to enter into synergistic business relationships with key domestic and international players in the mobile payment industry.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and enable us to attain a leadership position in the MVAS application platform and mobile payment markets in China:

Established relationships with leading telecom and payment industry players in China.  We have strong business relationships with all three major telecom providers in China. Our management team has long-standing relationships with China Mobile, China Telecom and China Unicom, China’s wireless operators. We have also entered into business relationships with some key provincial telecom operators in various provinces in order to better customize their specific application solution needs. Our relationships with market leaders in the Chinese telecom industry provide us with reputation, industry knowledge, operational expertise and credibility that we can leverage in marketing to other market participants. As our clients generally prefer to maintain continuity and compatibility among their various systems, we believe our existing relationships favorably position us for selection to address our clients’ future technology needs. We further believe that our continued client relationships allow us to build client trust, anticipate their information technology needs and allow us to better direct our research and development efforts and effectively market to them our solutions and services.  Beginning in 2007, we established a business and contractual relationship with China UnionPay in order to develop and commercialize mobile payment solutions.   Our relationship with UnionPay and the three telecom operators allows us to provide a comprehensive mobile payment solution that is fully back-end linked.

Integrated solutions and comprehensive service offerings.  Since 2001, Trunkbow has deployed over 150 application service platforms in China. We offer an integrated and customized solution that integrates seamlessly into our clients’ existing IT and networking infrastructure.  Additionally, we offer system integration, system management and maintenance services that provide us with multiple access points to our customers in order to build long term relationships.

Strong R&D capabilities. Our R&D efforts are led by Dr. Hou Wan Chun, Dr. An Chun Ming and Mr. Wang Xin.  Dr. Hou is a telecom veteran with over 120 telecom application patents. Dr. Hou had worked for telecom companies like Lucent in the Silicon Valley as an engineer involved in developing new intelligent network applications. Our overall technical direction has been guided by Dr. An Chun Ming, the pioneer of Next Generation Network (NGN). Dr. An had been the leader in intelligent network while working for Bell Labs during his 30 year tenure. Our experienced senior management team leads a group of over 100 R&D professionals with strong telecom and technical backgrounds.

The primary goal of our research efforts is to develop solutions that may be strategically implemented and commercialized. We are currently developing next generation of mobile payment solutions and 3G applications.  Our commitment to research and development and our focus on commercializing our research results will further enhance our competitive edge in the market with the ability to provide a broad range of quality solutions and the potential for sustained long-term growth.

Proven management team with successful track record. Our senior management team consists of telecom industry veterans and entrepreneurs with extensive management experience in the telecom industry. Our management team brings us complementary skills in the areas of R&D, operations, and sales and marketing. Under the leadership of our senior management team, we have substantially expanded our operations and product lines and achieved significant revenue growth.

Our Products and Services

We develop and implement MVAS Application Platforms and Mobile Payment System solutions for telecom operators.  We work closely with the telecom operators to identify future application trends in order to develop new technologies to meet the changing needs and appetites of their subscribers.  Once the applications have been developed, we typically work with the operators to integrate the system into their existing network. This is followed by a roll out of the service in trial service areas prior to nationwide deployment. We have a solid track record of developing popular application solutions that contribute significant new revenue streams for the telecom operators.

Mobile Value Added Service Application Platforms

Caller Color Ring Back Tone. We provide a patented technology platform that enables the operator to offer Caller CRBT to the subscribers.  Caller CRBT is an application that allows a caller to set his/her own personalized dialing tone when dialing out. The convention today with traditional CRBT is to hear the called party’s choice of dialing tones.  The Caller CRBT application provides the subscriber with additional optionality in terms of customizing their mobile phone experience.  This service has been deployed in 3 provinces with 3 carriers, with a planned rollout to all major provinces with China Mobile, China Telecom and China Unicom.

Number Change Notification.  Our Number Change Notification solution simplifies the process of switching between carriers for the subscriber.  Since the Chinese mobile market does not offer subscribers the option of number portability, a subscriber typically has to subscribe to a new number when switching plans to a new carrier.  Our solution enables the new carrier to put in place a voice notification when the old phone number is dialed, thus facilitating the process of changing carriers.

Color Numbering. Our Color Numbering solution enables mobile phone users to subscribe to multiple numbers in different regions with one SIM card and one phone without incurring roaming charges.  Additional functionalities under this platform include solutions such as secretary services, fax, and SMS and call spam filtration.

Mobile Payment System

Our patented technology platform supports mobile phone payment via RF-SIM (radio frequency SIM) enabled mobile devices.  This technology allows RF-SIM enabled mobile phones worldwide to be utilized as payment tools and authentication devices. Specifically, our solution enables the end-user to consolidate a variety of functions such as credit/debit cards, public transit cards, employee IDs, membership cards into one device and eliminates the need to carry around numerous cards.  We provide users with access to real-time account information available to them whenever they have access to mobile service.  In addition, the end user can perform a variety of account maintenance functions remotely including refilling prepaid cards and archiving transaction records.

Our technology is based upon the Chinese standard of 2.4Ghz frequency for near field communication.  We use proprietary technologies to seamlessly transmit secure transaction data between end users and the financial processing infrastructure.  Our proprietary technology platform resides within the telecom operators’ network and as well as the clearing house network in order to seamlessly facilitate mobile payment transactions.

Diagram I – Mobile Payment Network

Other Products and Services

We also offer other technology solutions that enable value added functionalities on mobile devices.  These solutions include missed call reminder, news flash services, roaming greeting, spam intercept and virtual PBX.

Recent Developments

Concurrently with the Closing, the Company entered into a master engagement agreement (“VeriFone Agreement”)with VeriFone, Inc. (“VeriFone”) to be its exclusive provider of point of sale hardware, software and services that are purchased or deployed by the Company and its affiliates and has agreed to use its best efforts to ensure that VeriFone will receive at least 80% of the orders for point of sale systems placed by the Company’s mobile operator partners.  Pursuant to the terms of the Master Engagement Agreement, the Company has submitted a binding, non-cancellable purchase order to VeriFone covering an initial order of $5 million of VeriFone’s point of sale systems for deployment in China as part of its rollout.  Additionally, the Master Engagement Agreement contains a non-binding deployment schedule covering a total of 125,000 point of sale systems to be supplied by VeriFone through the end of 2012.

VeriFone invested $5 million in this Offering.  The Company has granted VeriFone the ability to name one of the directors on the Company’s Board of Directors so long as it beneficially owns at least 4.99% of the Company’s outstanding Common Stock.

Our Revenue Model

We leverage our patented technology platforms to help telecom operators in China to increase their per subscriber revenue and reduce subscriber churn.  We generate revenues through revenue sharing agreements with the telecom operators, one time service and product sales, and maintenance fees.  The Company charges an upfront initial system licensing fee, and an annual maintenance fee of approximately 5-10% of the initial system purchasing amount.  We also have monthly revenue sharing contracts in place with the telecom providers for up to a 50% share in the revenue generated through our proprietary applications platforms. In addition to one-time sales and revenue sharing, we also generate revenue through transaction fees for our Mobile Payment System solution.

Our current MVAS Application Platform solutions generate revenue through one time sales and recurring revenues.  For our Caller CRBT and Color Numbering solution, we have a revenue sharing agreements with telecom providers to receive 50% of the subscription revenues generated for up to 5 years and then renewable upon expiration.  For our Number Change Notification solution, we receive revenues from one-time system sales and maintenance fees.

For our Mobile Payment System solution, we generate both one-time and recurring revenues.  We generate non-recurring revenues in the following ways:

•         System sales to telecom providers which enables the mobile payment function on their network
•         System sales to telecom providers that enables various RF-SIM and mobile payment functions for their
•          corporate clients
•         Revenue share on the RF-SIM cards that are sold to the telecom providers

We generate recurring revenues in the following ways:

•         50% share of the monthly function fee charged by the telecom providers;
•         A share of the transaction fee on purchases made through the mobile payment application
•         Monthly rental revenues on POS (Point of Sales) machines deployed by Trunkbow

Table I – Summary of Our Revenue Model

Category	Product	Revenue Model

MVAS Platform	Caller Color Ring Back Tone (CRBT)	Revenue sharing at 50% for 5 years and renewable

	Number Change Notification (NCN)	One time sales and 10% annual maintenance fees

	Color Numbering	Revenue sharing at 50% for 5 years and renewable

Mobile Payment System	Mobile Payment System	One time system sales to carriers and corporate clients, RMB 20 per RF-SIM, revenue sharing on function fee (50%), rental revenue on POS machines and transaction fees

Sales and Marketing

We sell our technology platform solutions through our direct sales force and through independent third-party resellers, including telecom operators and electronic payment processors. We also provide services through joint ventures with telecom operator affiliated entities as service partners in order to reduce our operating costs and ensure the successful execution of the contracts.

Our direct sales force focuses on telecom operators, payment processors, third party distributors and resellers. Our sales and marketing personnel are based in offices located in 6 provinces with local coverage responsibilities in Shandong, Beijing, Hebei, Zhejiang, Henan, Sichuan, Jilin, Xinjiang provinces. Our sales teams have local expertise and relationships to succeed in the fragmented Chinese market. Typically, each sales team includes a general manager, account representatives, business development personnel, sales engineers and customer service representatives with specific product expertise in mobile applications and mobile payment as well as financial transaction operations.  Our sales force is supported by our R&D and client support teams in order to provide products and services that are tailored to the specific needs of our customers.

The company will focus its future sales and marketing efforts in providing mobile payment services platform to the telecom and financial industries. The main customers include China Telecom, China Mobile, China Unicom, China UnionPay,  and other local telecom distributors.

For the domestic market, the company’s sales team covers the following regions: Shandong, Hebei, Henan, Beijing, Tianjin, Zhejiang, North East China, Inner Mongolia, Xingjiang, Sichun, Yunnan, Anhui, Shanghai, Hunan, Jiangxi, Fujian, Guangdong, and Guangxi. For the international market, we have divided the regions into US, Mexico and the Middle East.

As of December 31, 2009, we had 50 sales and marketing employees, representing approximately 25% of our total workforce.

Research and Development

Since inception, we have made substantial investments in research and development. We work with our customers to develop system solutions that address existing and anticipated end-user needs.  R&D projects are evaluated by senior management and assigned to our R&D team based upon the potential value of the target markets, as well as the technology, manpower and engineering expertise requirements. Our research and development effort is based primarily in Jinan, the capital of Shandong Province. Jinan is home to several highly ranked universities, allowing us access to a wide range of talent and human resources in order to support our R&D needs.

The market for our products and services are characterized by changing technology, evolving industry standards and frequent product introductions. We believe our future success depends largely upon our ability to continue to introduce and enhance our lineup of products and services. Our research and development goals include:

•     developing  new solutions and technologies for the next generation of application enabling platforms;
•     continue to improve upon existing application platforms in order to provide the best available technology solutions to our customers;
•     continue to seek new applications for our existing technologies and patents; and
•     cooperate with other technology companies in area of chip design and user terminals for mobile payment services and other new applications.

As of December 31, 2009, we had 115 research and development employees representing approximately 55% of our total workforce.  At such date we had a total of 200 employees, all of which were full-time employees.  For the year ended on December 31, 2008 and 2009 we spent approximately $435,712 and $532,473 on research and development expenses respectively.

Competition

The market for MVAS enabling technology platform is highly competitive and fragmented. Within the MVAS Application Platform segment, our principal competitors are: Huawei and ZTE. Within the Mobile Payment System segment, our primary competitors are: UMPay, HiSun Technology, and Guangzhou SmartChina.  Some of our competitors are larger and have greater financial resources and greater brand name recognition than we do and may, as a result, be better positioned to adapt to changes in the industry or the economy as a whole.

We compete primarily on the basis of the following factors: commercial viability of our application platforms, time to market, end-to-end system solutions, product features, degree of reliability, total cost of ownership, quality of technical and customer support, and compatibility and interoperability of the platforms. Combined with our patented technology, we believe that we compete favorably with respect to these factors.

We expect competition in our industry will be largely driven by the need to respond to growing consumer appetite to access an increasing variety of information and solutions through their mobile device. Furthermore, increasingly complex technology combined with ever smaller form factors will also drive competition in our industry.

Our Industry

China has taken the lead in the global recovery largely due to government investments and the emergence of consumer spending in the burgeoning middle class.  China’s GDP grew at a rate of 9.0% in 2008, despite the current global economic downturn. Recently, China has announced that its GDP expanded at 8.7% for the full 2009 calendar year.

The Chinese Telecom Market

In terms of the mobile phone industry, China has the fastest growing mobile subscriber base in the world and has become the largest mobile phone market in the world. The country had 610 million mobile subscribers in 2008 and increased to 747 million mobile subscribers by end of 2009. According to the Ministry of Industry and Information Technology (MIIT), the wireless subscriber base will reach an estimated 875 million by 2010, representing a 5 year CAGR of 13.7%.  The MIIT forecasts that total revenue for the telecom sector in China will grow to approximately $11 billion by 2010.   3G deployment in China, which officially began in 2009, will act as a catalyst for continued growth in the telecom industry in China.  According to Chinese Academy of Telecom Research (CATR), by 2011, 3G revenue will reach $47 billion with Mobile Value Added Services revenue accounting for nearly 30%.  Overall, the positive mobile phone industry trends in China are driven by the increasing affluence of the middle class, a growing subscriber base and increasing per subscriber spend.

Chart I – China Mobile Subscribers

The Chinese Mobile Payment Market

Based on China Computer World (CCW) research projections, by 2009 Chinese mobile payment users will reach 108 million, and is expected to nearly double by 2011.  China Mobile is expected to cover 238 cities by the end of 2009, covering 70% of urban cities and 100% by end of 2011.  China Telecom expects to cover 98% of the city population and 93% of rural population by end of 2009.  China Unicom is projected to cover 282 cities by end of 2009 and 75% of the total population by the end of 2011.  As infrastructure investments are made by the major carriers, 2010-2011 is expected to be a point of inflection where mass adoption really begins at the consumer level.

Chart II – China Mobile Payment Users

Intellectual Property

Currently we have filed a total of more than 149 patent applications, of which 39 have been granted by the National Intellectual Property Administration of the People’s Republic of China. All of the patents have a duration period of 20 years starting from submission date.  Below is a list of the key patents responsible for generating majority of the current revenues:

Table I: List of Patents for our main product line.
Submit Date	Patent#	Patent Title	Status

September 8, 2004	ZL 200410009525.8	An equipment and method to block the display of caller number in the telephone exchange network	Granted

January 31, 2005	ZL 200510011287.9	A Equipment and Method of Implementing Virtual Exclusive Mobile Text Message Business.	Granted

February 4, 2005	ZL 200510011305.3	Equipment and Method of Choosing and Fixing Telephone Number through Mobile Communication Intelligent Card.	Granted

February 21, 2005	ZL 200510011337.3	A devise and method to realize China Unicom G2C service via non calling transfer	Granted

February 23, 2005	ZL 200510011343.9	A Method of New Mobile Phone Application Based on Location Change Operation.	Granted

July 4, 2005	ZL 200510012089.4	A devise and method to provide short message no disrupt service to mobile phone user	Granted

August 8, 2005	ZL 200510086214.6	Device and Method of Multiple Cards for One Mobile Phone Number.	Granted

March 8, 2006	ZL 200610011449.3	A devise and method to automatically save the message on mobile phone to email	Granted

March 29, 2006	ZL 200610011575.9	Equipment and Method of Caller Greeting Business Based on Coloring Ring Back Tone of Called Telephone	Granted

November 24, 2006	ZL 200610144049.X	System and Method of Implementing Advertising Medium on the Mobile Communication Network.	Granted

September 23, 2008	ZL 200810222931.0	The mobile pay system, method and implementation based on clearing house	Under reviewing

September 23, 2008	ZL 200810222932.5	The receipt retrieval from any assigned printer terminal for a mobile pay payment	Under reviewing

October 28, 2008	ZL 200810225071.6	System, Method and Implementation of the transfer of funds via Wireless Communication to the mobile phone e-wallet	Under reviewing

November 4, 2008	ZL 200810225879.4	System, Method and Implementation of the Verification of Recipient Identification prior to delivering goods to the Recipient.	Under reviewing

December 26, 2008	ZL 200810224750.1	System, Method and Implementation of the Interactive Communications for all Mobile Pay user's Debit and Payment Processes.	Under reviewing

December 26, 2008	ZL 200810224749.9	System and Method to Accumulate Loyalty, Couponing and Rebates at Clearinghouse Entities for Mobile Pay Users	Under reviewing

December 31, 2008	ZL 200810246892.8	System, Method and Implementation of the Bridge System which Transfers Payment Transactions between the Mobile Pay user and the Clearinghouses and Banks and other Financial Institutions.	Under reviewing

March 5, 2009	ZL 200910078885.6	System and Method of Sending Short Message on Mobile Phone through Data Network.	Under reviewing

May 14, 2009	ZL 200910143104.7	System and Method of Number Change Notification By Means of Intelligent Network.	Under reviewing

Government Regulations

Each of our Chinese subsidiaries, the Shandong WFOE and the Shenzhen WFOE, has obtained all necessary licenses, authorizations, approvals, registrations and permits from PRC government agencies or any other regulatory body having jurisdiction over it (“Authorizations”) for it to own, lease, license and use properties and assets and to conduct its business as described in its business license, to the extent applicable, in so far as such properties and assets and the conduct of such business is governed by PRC laws and regulations, and such Authorizations are in full force and effect.

Seasonality

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Historically, we have generally experienced a slowdown or decrease in generating revenues in the first and fourth quarter of the year due to the Chinese Lunar New Year as majority of the businesses in China shut down for a month long holiday and slowed down for a month prior to the New Year celebration.  We believe that this fluctuation will gradually subside as we increase our recurring revenue streams.

Item 1A.           Risk Factors.

Investing in the Company’s securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Registration Statement before deciding to purchase any shares of Trunkbow’s securities. Trunkbow’s business, condition (financial or otherwise), liquidity, prospects or results of operations could be affected materially and adversely by any or all of these risks. You should pay particular attention to the fact that Trunkbow conducts substantially all of its operations in China and is governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries.

RISKS RELATED TO THE COMPANY’S BUSINESS

THE COMPANY HAS A LIMITED OPERATING HISTORY AS A SEPARATE WHOLLY OWNED FOREIGN COMPANY.

The Company’s limited operating history following its separation from Trunkbow Shenzhen Technologies Limited and the early stage of development of the mobile payment industry in which it operates makes it difficult to evaluate Trunkbow’s business and future prospects. Although its revenues have grown rapidly, the Company cannot assure you that it will maintain its profitability or that it will not incur net losses in the future. The Company expects that its operating expenses will increase as it expands. Any significant failure to realize anticipated revenue growth could result in significant operating losses. The Company will continue to encounter risks and difficulties in implementing its business model, including potential failure to:

▪      increase awareness of its products, protect its reputation and develop customer loyalty;

▪      manage its expanding operations and service offerings, including the integration of any future acquisitions;

▪      maintain adequate control of its expenses; and

▪      anticipate and adapt to changing conditions in the markets in which it operates as well as the impact of any changes in government regulation, mergers and acquisitions involving its competitors, technological developments and other significant competitive and market dynamics.

If the Company is not successful in addressing any or all of these risks, its business may be materially and adversely affected.

THE COMPANY’S BUSINESS DEPENDS TO A LARGE EXTENT ON MOBILE TELECOMMUNICATIONS SERVICE PROVIDERS IN CHINA AND ANY DETERIORATION OF SUCH RELATIONSHIPS MAY RESULT IN SEVERE DISRUPTIONS TO ITS BUSINESS.

The Company has derived, and believes it will continue to derive, a significant portion of its revenues from a limited number of large customers, such as China Mobile, China Telecom, and China Unicom which are the only major customers of the Company who have been customers for over five years. The Company operates under exclusive software licensing and revenue sharing arrangements with China Mobile, China Telecom and China Unicom. Currently, China Mobile, China Telecom and China Unicom are the only mobile telecommunications service providers in China that operates mobile payment platforms. The Company’s agreements with them are generally for a period of less than five years and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate and negotiate with the Company upon expiration, Trunkbow will not be able to conduct its existing mobile payment business.  In 2006, approximately 90% of the Company’s revenues were derived from three customers. The loss, cancellation, deferral or renegotiation of any large agreements with telecommunications operators or other major customers could have a material adverse effect on the Company’s revenues and profitability.

In addition, if either China Mobile, China Telecom or China Unicom decides to change its content or transaction fees or its share of revenues, or does not comply with the terms and conditions of the Company’s agreements with them, Trunkbow’s revenues and profitability could also be materially adversely affected.

THE COMPANY’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY AFFECTED BY THE CHANGES IN POLICIES OR GUIDELINES OF THE MOBILE TELECOMMUNICATIONS SERVICE PROVIDERS.

The mobile telecommunications service providers in China may, from time to time, issue certain operating policies or guidelines, requesting or stating its preference for certain actions to be taken in choosing their partners in certain application service platforms. Due to its reliance on the mobile telecommunications service providers, a significant change in their policies or guidelines may have a material adverse effect on the Company.  Such change in policies or guidelines may result in lower revenue or additional operating costs for the Company, and as such, Trunkbow cannot assure you that its financial condition and results of operations will not be materially adversely affected by any such policy or guideline change.

THE COMPANY’S CUSTOMERS ARE CONCENTRATED IN A LIMITED NUMBER OF INDUSTRIES.

The Company’s customers are concentrated primarily in the telecommunications, media and technology industries, and to a lesser extent, the transportation, financial services, and retail industries, where the company provides applications for their industries. The Company’s ability to generate revenue depends on the demand for its services in these industries. An economic downturn, or a slowdown or reversal of the tendency in any of these industries to rely on the company’s services could have a material adverse effect on the Company’s business, results of operations or financial condition.

THE MARKETS IN WHICH THE COMPANY OPERATES ARE HIGHLY COMPETITIVE AND IT MAY NOT BE ABLE TO MAINTAIN MARKET SHARE.

Although Trunkbow has a technological lead over on its competitors in the mobile payment field, competing technologies from international companies are increasing their effort to gain a foothold in the China market. This may result in erosion in Trunkbow’s market share in mobile payment services.

Increasing competition among telecommunication companies in greater China has led to a reduction in telecommunication services fees that can be charged by such companies. If a reduction in telecommunication services fees negatively impacts revenue generated by Trunkbow’s customers, they may require the Company to reduce the price of its services, or seek competitors that charge less, which could reduce its market share. If the Company must significantly reduce the price of its services, the decrease in revenue could adversely affect its profitability.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Historically, we have generally experienced a slowdown or decrease in generating revenues in the first and fourth quarter of the year due to the Chinese Lunar New Year. In addition, our quarterly revenues are subject to fluctuation because they substantially depend upon the timing of orders.   As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.  Our actual quarterly results may differ from market expectations, which could adversely affect our stock price.

KEY EMPLOYEES ARE ESSENTIAL TO GROWING THE COMPANY’S BUSINESS.

Li Qiang, Chief Executive Officer, Hou Wanchun, Chairman, and Ye Yuanjun, Chief Financial Officer are essential to the Company’s ability to continue to grow its business. Messrs. Li, Hou and Ms. Ye have established relationships within the industries in which the Company operates. If either of them were to leave the Company, its growth strategy might be hindered, which could limit its ability to increase revenue.

In addition, the Company faces competition for attracting skilled personnel. If Trunkbow fails to attract and retain qualified personnel to meet current and future needs, this could slow the Company’s ability to grow its business, which could result in a decrease in market share.

INTERNATIONAL OPERATIONS REQUIRE SIGNIFICANT MANAGEMENT ATTENTION.

The Company’s operations in China and in other Asian countries are subject to risks, including the following, which, if not planned and managed properly, could materially adversely affect its business, financial condition and operating results:

▪      legal uncertainties or unanticipated changes regarding regulatory requirements, political instability, liability, export and import restrictions, tariffs and other trade barriers;

▪      longer customer payment cycles and greater difficulties in collecting accounts receivable;

▪      uncertainties of laws and enforcement relating to the protection of intellectual property; and

▪      potentially uncertain or adverse tax consequences.

THE COMPANY EXPECTS TO NEED ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE ON SATISFACTORY TERMS OR AT ALL.

The Company believes that its existing cash, including the net proceeds from the Offering, will be sufficient to support its current operating plan for at least the next 12 months.  As of March 31, 2010, the Company had approximately $13.1 million in cash.  The Company expects to need additional capital to support its future development programs.  Trunkbow’s capital requirements may be accelerated as a result of many factors, including timing of development activities, underestimates of budget items, unanticipated expenses or capital expenditures, limitation of development of new potential products, future product opportunities with collaborators, future licensing opportunities and future business combinations.  Consequently, the Company may need to seek additional debt or equity financing, which may not be available on favorable terms, if at all, and which may be dilutive to you.

The Company may seek to raise additional capital through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements.  To the extent the Company raises additional capital by issuing equity securities, its stockholders may experience dilution.  To the extent that the Company raises additional capital by issuing debt securities, it would incur substantial interest obligations, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants.  Debt financing would also be superior to your interest in bankruptcy or liquidation.  To the extent the Company raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to its technologies or product candidates, or grant licenses on unfavorable terms.

THE COMPANY MUST RESPOND QUICKLY AND EFFECTIVELY TO NEW TECHNOLOGICAL DEVELOPMENTS.

The Company’s business is highly dependent on its computer and telecommunications equipment and software systems. Trunkbow’s failure to maintain its technological capabilities or to respond effectively to technological changes could adversely affect its business, results of operations or financial condition. The Company’s future success also depends on its ability to enhance existing software and systems and to respond to changing technological developments. If the Company is unable to successfully develop and bring to market new software and systems in a timely manner, its competitors’ technologies or services may render its products or services noncompetitive or obsolete.

IF THE COMPANY FAILS TO PROTECT ADEQUATELY OR ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS, OR TO SECURE RIGHTS TO PATENTS OF OTHERS, THE VALUE OF ITS INTELLECTUAL PROPERTY RIGHTS COULD DIMINISH.

The Company’s success, competitive position and future revenues will depend in part on its ability, and the ability of its licensors, to obtain and maintain patent protection for its products, methods, processes and other technologies, to preserve its trade secrets, to prevent third parties from infringing on its proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, the Company has filed 149 patents with 39 patents issued by the National Intellectual Property Administration of the PRC.  The Company anticipates filing additional patent applications both in the PRC and in other countries, as appropriate.  However, Trunkbow cannot predict the degree and range of protection patents will afford it against competitors, including whether third parties will find ways to invalidate or otherwise circumvent the Company’s patents, if and when patents will issue, whether or not others will obtain patents claiming aspects similar to the Company’s patent applications, or if the Company will need to initiate litigation or administrative proceedings, which may be costly whether it wins or loses.

The Company’s success also depends on the skills, knowledge and experience of its scientific and technical personnel, consultants, advisors, licensors and contractors.  To help protect its proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, the Company relies on trade secret protection and confidentiality agreements.  To this end, the Company requires all of its employees, consultants, advisors and contractors to enter into confidentiality and, where applicable, grant-back agreements.  These agreements may not provide adequate protection in the event of unauthorized use or disclosure or the lawful development by others of such information.  If any of the Company’s intellectual property is disclosed, its value would be significantly impaired, and its business and competitive position would suffer.

IF THE COMPANY INFRINGES THE RIGHTS OF THIRD PARTIES, IT COULD BE PREVENTED FROM SELLING PRODUCTS, FORCED TO PAY DAMAGES AND COMPELLED TO DEFEND AGAINST LITIGATION.

If the Company’s products, methods, processes and other technologies infringe proprietary rights of other parties, it could incur substantial costs, and may have to obtain licenses (which may not be available on commercially reasonable terms, if at all), redesign its products or processes, stop using the subject matter claimed in the asserted patents, pay damages, or defend litigation or administrative proceedings, which may be costly whether it wins or loses.  All these could result in a substantial diversion of valuable management resources.

The Company believes it has taken reasonable steps, including comprehensive internal and external prior patent searches, to ensure it has freedom to operate and that its development and commercialization efforts can be carried out as planned without infringing others’ proprietary rights.  However, the Company cannot guarantee that no third party patent has been filed or will be filed that may contain subject matter of relevance to its development, causing a third party patent holder to claim infringement.  Resolving such issues has traditionally resulted, and could in the Company’s case result, in lengthy and costly legal proceedings, the outcome of which cannot be predicted accurately.

THE COMPANY HAS NEVER PAID CASH DIVIDENDS AND IS NOT LIKELY TO DO SO IN THE FORESEEABLE FUTURE.

The Company has never declared or paid any cash dividends on its common stock. Trunkbow currently intends to retain any future earnings for use in the operation and expansion of its business. The Company does not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

FAILURE TO MANAGE OUR GROWTH OR DEVELOP APPROPRIATE INTERNAL ORGANIZATIONAL STRUCTURES, INTERNAL CONTROL ENVIRONMENT AND RISK MONITORING AND MANAGEMENT SYSTEMS IN LINE WITH OUR RAPID GROWTH COULD NEGATIVELY AFFECT OUR BUSINESS AND PROSPECTS.

Our business and operations have expanded rapidly since our formation.  Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our rapid growth, as well as to hire and integrate qualified employees into our organization.  In addition, the disclosure and other ongoing obligations associated with becoming a public company also increased the challenges to our finance and accounting team.  It is possible that our existing internal control and risk monitoring and management systems could prove to be inadequate.  If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially adversely affect our business, operating results and financial condition.

RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA

There are substantial risks associated with doing business in greater China, as set forth in the following risk factors.

THE COMPANY’S OPERATIONS AND ASSETS IN GREATER CHINA ARE SUBJECT TO SIGNIFICANT POLITICAL AND ECONOMIC UNCERTAINTIES.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on the Company’s business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

THE COMPANY HAS ENTERED INTO CONTRACTUAL AGREEMENTS WITH TRUNKBOW TECHNOLOGIES TO CONTROL AND REALIZE THE BENEFITS OF THE BUSINESS.  THE COMPANY IS RELYING UPON PRC LAWS AND THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE INTERPRETATION AND APPLICATION OF CURRENT OR FUTURE PRC LAWS AND REGULATIONS.

Trunkbow controls Trunkbow Technologies through a series of contractual arrangements. Although the Company believes it is in compliance with current PRC regulations, it cannot be sure that the PRC government would view these contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. In the opinion of the Company’s PRC legal counsel, its current ownership structure and the contractual arrangements comply with all existing applicable PRC laws, rules and regulations. Because this structure has not been challenged or examined by PRC authorities, uncertainties exist as to whether the PRC government may interpret or apply the laws governing these arrangements in a way that is contrary to the opinion of the Company’s PRC counsel. If the Company, its wholly-owned subsidiaries or Trunkbow Technologies, were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

▪      levying fines;

▪      confiscating income;

▪      revoking licenses;

▪      shutting down servers or blocking websites;

▪      requiring a restructure of ownership or operations; and/or

▪      requiring the discontinuance of WVAS businesses.

Any of these or similar actions could cause significant disruption to the Company’s business operations or render it unable to conduct its business operations and may materially adversely affect Trunkbow’s business, financial condition and results of operations.

THE COMPANY’S CONTRACTUAL AGREEMENTS WITH TRUNKBOW TECHNOLOGIES MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL AS DIRECT OWNERSHIP OF THESE BUSINESSES AND MAY BE INEFFECTIVE TO PERMIT CONSOLIDATION OF THE FINANCIAL RESULTS OF THE BUSINESS.

Currently, the Company depends on Trunkbow Technologies, an operating company in which it has no equity ownership interest, for substantially all of its operations, revenues and net income, and must rely on contractual agreements to control and operate these businesses. Although the Company has been advised by PRC legal counsel that its contractual arrangements with the operating company are valid, binding and enforceable under PRC laws and regulations, these contractual agreements with the operating company may not be as effective in providing and maintaining control over the operating company and its business operations as direct ownership of these businesses. For example, the Company may not be able to take control of Trunkbow Technologies upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or incapacity. Furthermore, if the operating company and its shareholders fail to perform as required under those contractual agreements, the Company will have to rely on the PRC legal system to enforce those agreements, and due to the uncertainties that exist under PRC law about its structure, there is no guarantee that the Company will be successful in an enforcement action and any action could result in the disruption of its business, damage to its reputation, diversion of its resources and significant costs. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to the Company’s current contractual agreements with its operating company, which may in turn have a material adverse effect on its business operations.

CURRENCY FLUCTUATIONS AND RESTRICTIONS ON CURRENCY EXCHANGE MAY ADVERSELY AFFECT THE COMPANY’S BUSINESS, INCLUDING LIMITING ITS ABILITY TO CONVERT CHINESE RENMINBI INTO FOREIGN CURRENCIES AND, IF CHINESE RENMINBI WERE TO DECLINE IN VALUE, REDUCING ITS REVENUE IN U.S. DOLLAR TERMS.

The Company’s reporting currency is the U.S. dollar and its operations in China use their local currency as their functional currencies. Substantially all of the Company’s revenue and expenses are in Chinese renminbi. The Company is subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to the U.S. dollar had generally been stable and the renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 2.5% against the U.S. dollar in 2005 and 3.3% in 2006. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese renminbi against the U.S. dollar. The Company can offer no assurance that Chinese renminbi will be stable against the U.S. dollar or any other foreign currency.

The income statements of the Company’s international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for Trunkbow’s international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for Trunkbow’s international operations. The Company is also exposed to foreign exchange rate fluctuations as it converts the financial statements of its foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, the Company has certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. The Company has not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. The availability and effectiveness of any hedging transaction may be limited and the Company may not be able to successfully hedge its exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese renminbi into foreign currency for current account items, conversion of Chinese renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese renminbi in the future. Because a significant amount of its future revenue may be in the form of Chinese renminbi, the Company’s inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit its ability to utilize revenue generated in Chinese renminbi to fund its business activities outside of China, or to repay foreign currency obligations, including its debt obligations, which would have a material adverse effect on its financial condition and results of operations.

THE COMPANY MAY HAVE LIMITED LEGAL RECOURSE UNDER PRC LAW IF DISPUTES ARISE UNDER ITS CONTRACTS WITH THIRD PARTIES.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and the Company’s ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If the Company’s new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, Trunkbow faces the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent it from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights the Company may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, Trunkbow may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on the Company’s business, financial condition and results of operations.

THE COMPANY MUST COMPLY WITH THE FOREIGN CORRUPT PRACTICES ACT.

Following the registration of its common stock under the Securities Exchange Act of 1934, as amended,  the Company, a former shell company, will be required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of Trunkbow’s competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If the Company’s competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving its competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put the Company at a disadvantage. Although Trunkbow informs its personnel that such practices are illegal, the Company can not assure that its employees or other agents will not engage in such conduct for which it might be held responsible. If Trunkbow’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties.

RISKS RELATED TO THE SECURITIES

BP5 MAY HAVE MATERIAL LIABILITIES OF WHICH THE COMPANY IS NOT AWARE.

Immediately prior to the closing of the Share Exchange, the Company conducted a due diligence review of BP5’s financial condition and legal status.  Notwithstanding such review, BP5 may have material liabilities that Trunkbow will not discover until some time after the consummation of the Share Exchange.  Further, although the share exchange agreement contains customary representations and warranties from BP5 concerning its assets, liabilities, financial condition and affairs, the Company may have limited or no recourse against its current owners or principals in the event these prove to be untrue.  The Company cannot insure against any loss it might incur as a result of undisclosed liabilities.

THE COMPANY CANNOT ASSURE YOU THAT THE COMMON STOCK WILL BECOME LIQUID OR THAT IT WILL BE LISTED ON A SECURITIES EXCHANGE.

Until the common stock is listed on an exchange, the Company expects that it will remain non-tradable or  to be quoted on the OTC Bulletin Board, another over-the-counter quotation system, or in the “pink sheets.”  In those venues, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock. In addition, if the Company failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell its securities to persons other than established customers and accredited investors.  Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity.  This would also make it more difficult for the Company to raise additional capital after the Share Exchange.

BECAUSE THE COMPANY BECAME PUBLIC BY MEANS OF A REVERSE TAKEOVER TRANSACTION, IT MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS.

Additional risks may exist since the Company became public through a “reverse takeover.”  Securities analysts of major brokerage firms may not provide coverage of the Company since there is little incentive to brokerage firms to recommend the purchase of its common stock.  No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of Trunkbow’s in the future.

ALTHOUGH INDIVIDUAL MEMBERS OF THE COMPANY’S MANAGEMENT TEAM HAVE EXPERIENCE AS OFFICERS OF PUBLICLY-TRADED COMPANIES, MUCH OF THAT EXPERIENCE CAME PRIOR TO THE ADOPTION OF THE SARBANES-OXLEY ACT.

It may be time consuming, difficult and costly for the Company to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act.  The Company may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures.  If the Company is unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, it may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

WHEN THE REGISTRATION STATEMENT BECOMES EFFECTIVE, THERE WILL BE A SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK ELIGIBLE FOR SALE, WHICH COULD DEPRESS THE MARKET PRICE OF SUCH STOCK.

Following the effective date of the registration statement, a large number of shares of common stock after giving effect to the Share Exchange and the Company’s succession to BP5 would become available for sale in the public market, which could harm the market price of the stock.  Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.  In general, a person who has held restricted shares for a period of one year may, upon filing a notification with the SEC on Form 144, sell common stock into the market in an amount equal to the greater of one percent of the outstanding shares or the average weekly trading volume during the last four weeks prior to such sale.

The shares held by the Company’s principal stockholders, officers and directors, currently constituting 60.25% of the Company’s outstanding common are  subject to a one year lock-up following consummation of the Offering. The shares of Common Stock held by the former shareholders of BP5 are not subject to a one-year lock-up and are generally freely tradable under the Securities Act.

The Company has agreed to register for resale the shares of Common Stock issued to the new investors within 60 calendar days of the closing date of the Offering, and use its best efforts to have the registration statement declared effective within 120 calendar days of the closing date of the Offering, or 180 calendar days following the closing date of the Offering if the registration statement is subject to review and comment by the SEC.

BP5’S COMMON STOCK WILL BE CONSIDERED “PENNY STOCK.”

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Following the Share Exchange, the market price of BP5’s common stock is likely to be less than $5.00 per share and therefore may be a “penny stock.” Brokers and dealers effecting transactions in “penny stock” must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell BP5’s common stock and may affect your ability to sell shares.

Item 2. Financial Information.

The following table summarizes the historical financial results of Trunkbow International Holdings Ltd. for the years ended December 31, 2009 and 2008 and is derived from its audited financial statements attached hereto as Exhibit F. Trunkbow’s auditor is Bernstein & Pinchuk LLP, an independent member of BDO Seidman Alliance.

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended December 31,
	2009	2008

Revenue	$13,468,581	$12,924,255
Less: Business tax and surcharges	38,624	511,924
Net revenue	13,429,957	12,412,331

Cost of revenue	2,220,577	3,645,429

Gross Margin	11,209,380	8,766,902

Operating expenses
Selling and distribution expenses	533,633	429,067
General and administrative expenses	1,877,732	1,677,055
Research and development expenses	435,712	532,473
	2,847,077	2,638,595

Income from operations	8,362,303	6,128,307

Other income (expense)
Interest income	350	2,591
Interest expense	(66,016)	(4,482)
Other income	-	122,003
Other expenses	(3,655)	(16,768)
	(69,321)	103,344

Income before income tax expense	8,292,982	6,231,651
Income tax expense	-	1,160,137
Net income	8,292,982	5,071,514

Other comprehensive loss
Foreign currency translation adjustment	(92,830)	(158,929)

Comprehensive income	$8,200,152	$4,912,585

Weighted average number of common shares outstanding Basic and diluted	10,000	10,000

Earnings per shareBasic and diluted	829.30	507.15

Historical Balance Sheet

The following table summarizes the audited balance sheet for Trunkbow International Holdings Limited as of December 31, 2009 and 2008.

	As at December 31
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$3,305,473	$490,959
Accounts receivable	10,455,284	656,536
Loans receivable and other current assets, net	1,085,655	1,251,853
Due from directors	2,088,168	1,206,819
Inventories	307,182	-
Total current assets	17,241,762	3,606,167

Property and equipment, net	39,817	56,600
Long-term receivables	-	108,192
	$17,281,579	$3,770,959

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$331,654	$415,884
Accrued expenses and other current liabilities	603,266	272,170
Due to directors	24,430	-
Contingently convertible notes	5,000,000	-
Taxes payable	1,561,599	1,622,427
	7,520,949	2,310,481

Commitments and contingencies (Note 18 )	-	-

STOCKHOLDERS’ EQUITY
Common Stock: par value USD1.00, authorized 50,000 shares, issued and outstanding 10,000 shares at December 31, 2009	10,000	-
Additional paid-in capital	1,332,802	1,242,802
Appropriated retained earnings	1,010,486	27,518
Unappropriated retained earnings	8,002,477	692,463
Accumulated other comprehensive income	(595,135)	(502,305)
Total stockholders’ equity	9,760,630	1,460,478
	$17,281,579	$3,770,959

Historical Cash Flow Statement

The following table summarizes the audited cash flow statement for Trunkbow International Holdings Limited for the years ended December 31, 2009 and 2008.

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008

Cash flows from operating activities
Net income	$8,292,982	$5,071,514
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	20,362	148,934
Loss on disposal of property and equipment	1,281	2,078
Reclassification of fixed assets to inventory sold	-	524,417
Provision for doubtful debts	366,912	-
Changes in operating assets and liabilities:
Accounts receivable	(9,791,845)	(259,894)
Other receivables and current assets	(146,360)	1,764,452
Inventories	(307,017)	-
Accounts payable	(85,218)	(694,554)
Accrued expenses and other current liabilities	383,859	(6,636,312)
Amount due to directors	24,417
Taxes payable	(64,827)	1,182,275

Net cash flows (used in) provided by operating activities	(1,305,454)	1,102,910

Cash flows from investing activities
Acquisition of property and equipment	(4,729)	-
Collection from loans to third parties	57,070	81,890
Increase in amount due from directors	(877,876)	(526,824)
Decrease in long term receivables	-	22,566

Net cash flows used in investing activities	(825,535)	(422,368)

Cash flows from financing activities
Proceeds from issuance of common stock	100,000	-
Repayment of loans from third parties	(53,618)	(789,278)
Repayment of long-term payables	-	(143,632)
Proceeds from issuance of contingently convertible notes	5,000,000	-

Net cash flows provided by (used in) financing activities	5,046,382	(932,910)

Effect of exchange rate fluctuation on cash and cash equivalents	(100,879)	36,220

Net increase (decrease) in cash and cash equivalents	2,814,514	(216,148)

Cash and cash equivalents - beginning of year	490,959	707,107

Cash and cash equivalents - end of year	3,305,473	490,959

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$4,482

Cash paid for income taxes	$263	$-

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of the Company’s operations should be read in conjunction with the financial statements of Trunkbow International Holdings Limited and the notes to those statements. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed on page 14 entitled “Risk Factors” and elsewhere in this Memorandum.

We are a leading provider of technology platform solutions for mobile telecom operators in the People’s Republic of China. Our patented platforms provide a comprehensive solution for Chinese telecom operators to deliver and manage the distribution of various mobile value added service (MVAS) applications to their subscribers. The Trunkbow brand is regarded by the telecom operators as a well managed, trusted provider of technology solutions. Our R&D focused business model provides us with a defensible market position as a technology provider to the telecom operators.

Currently we have filed a total of 149 patent applications, of which 39 have been granted by the National Intellectual Property Administration of the People’s Republic of China. We have recently begun the process of filing for international and U.S. patents in order to protect our intellectual properties globally.

The primary geographic focus of the Company’s operations is in China, where it derives substantially all of its revenues. The Company conducts its business operations through its wholly-owned subsidiaries Trunkbow Asia Pacific (Shenzhen) Limited and Trunkbow Asia Pacific (Shandong) Limited. Both companies are registered in PRC as Wholly-Owned Foreign Enterprises.

How the Company Generates Revenue

We leverage our patented technology platforms to help telecom operators in China to increase their per subscriber revenue and reduce subscriber churn. We generate revenues through revenue sharing agreements with the telecom operators, one time service and product sales, and maintenance fees. The Company charges one time licensing fee, and an annual maintenance fee of approximately 5-10% of the initial system purchasing amount. We also have monthly revenue sharing contracts in place with the telecom providers for up to a 50% share in the revenue generated through our proprietary applications platforms. In addition to one-time sales and revenue sharing, we also generate revenue through transaction fees for our Mobile Payment System solution.

Our current MVAS Application Platform solutions generate revenue through one time sales and recurring revenues. For our Caller CRBT and Color Numbering solution, we have revenue sharing agreements with telecom providers to receive 50% of the subscription revenues generated for up to 5 years and then renewable upon expiration. For our Number Change Notification solution, we receive revenues from one-time system sales and maintenance fees.

For our Mobile Payment System solution, we generate both one-time and recurring revenues.

We generate non-recurring revenues in the following ways:

▪      system sales to telecom providers which enables the mobile payment function on their network;

▪      System sales to telecom providers that enables various RF-SIM and mobile payment functions for their corporate clients

▪      Revenue share on the RF-SIM cards that are sold to the telecom providers

We generate recurring revenues in the following ways:

▪      50% share of the monthly function fee charged by the telecom providers;

▪      A share of the transaction fee on purchases made through the mobile payment application

▪      Monthly rental revenues on POS (Point of Sales) machines deployed by Trunkbow

Trunkbow operates under exclusive patent licensing and revenue sharing agreements for Caller CRBT in three provinces with China Telecom, Number Change Notification in two provinces with Unicom and two provinces with China Telecom, and Mobile Payment System in four provinces with China Telecom. In addition, the company has sold over ten different other platform services to the mobile operators over the past year.

Trunkbow’s business has grown rapidly since inception and the Company anticipates that its business will continue to grow at a rapid pace in the next three to five years. Trunkbow’s growth will be driven by the broad adoption of its Caller CRBT and Mobile Payment services, geographic expansion and the introduction of new products and services.

Results of Operations

Fiscal Years Ended December 31, 2009 versus 2008

Revenues. Revenues increased $0.6 million, or 4%, from $12.9 million in 2008 to $13.5 million in 2009. Software sales increased $1.36 million, or 155% from $0.88 million in 2008 to $2.2 million in 2009, due to increase sales in CRBT services, geographic expansion and the introduction of new products and services. System integration decreased $2.5 million, or 22% from $10.95 million to $8.5 million and patent licensing revenues increased $2 million, or 100%, from nil in 2008 to $2 million in 2009, due to change of customers’ demand. We licensed to our customers the patent of CRBT instead of providing the system integration in 2009. Maintenance revenues decreased $0.4 million, or 32% from $1.1 million 2008 to $0.74 million in 2009 due to the reduced needs for technical support.

Gross Margin. Gross margin increased $2.4 million, or 28%, from $8.8 million in 2008 to $11.2 million in 2009. The increase in gross margin was due to revenue growth and improved fixed cost allocations associated with the increase in revenues. Gross margin rate increased from 71% in 2008 to 83% in 2009.

Selling, General and Administrative Expenses and R&D. Selling, general and administrative expenses and R&D increased $0.21 million, or 8%, from $2.6 million in 2008 to $2.8 million in 2009. Selling, general and administrative expenses and R&D represented 20% of revenue in 2008 and 21% of revenue in 2009. The increase in selling, general and administrative expenses and R&D were related to the expansion of business activities including travelling and meetings.

EBIT. EBIT increased $2 million, or 33%, from $6.2 million in 2008 to $8.3 million in 2009. EBIT margin rate increased from 50% in 2008 to 62% in 2009. The improvement in EBIT was principally due to revenue growth and improved fixed cost allocations associated with the increase in revenues and gross margin, as well as increase sales in its new technology platform adoptions by the operators.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States. In doing so, the Company has to make estimates and assumptions that affect its reported amount of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or results of operations will be affected. Trunkbow bases its estimates on historical data and trends and other assumptions that it believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

Recently issued accounting pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for our third-quarter 2009 financial statements and the principal impact on our financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

FASB statement No. 159 (ASC Topic 825)

In February 2008, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for the Company on January 1, 2008, although earlier adoption is permitted. Although management will continue to evaluate the application of SFAS No. 159, management does not currently believe the adoption of SFAS No. 159 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 160 (ASC Topic 810)

On December 4, 2008 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Although management will continue to evaluate the application of SFAS No. 160, management does not currently believe the adoption of SFAS No. 160 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 141R (ASC Topic 805)

On December 4, 2008 the FASB issued SFAS No. 141 (Revised 2008), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;
•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;
•
Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date;
•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Although management will continue to evaluate the application of SFAS No. 141(R), management does not currently believe the adoption of SFAS No. 141R will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 161 (ASC Topic 815))

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS161”), an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Although management will continue to evaluate the application of SFAS No. 161, management does not currently believe the adoption of SFAS No. 161 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 162 (the Codification)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. Although management will continue to evaluate the application of SFAS No. 162, management does not currently believe the adoption of SFAS No. 162 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 163 (ASC Topic 944)

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“SFAS 163”). The scope of SFAS163 is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. Although management will continue to evaluate the application of SFAS No. 163, management does not currently believe the adoption of SFAS No. 163 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 167 (ASC No.810 )

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Although management will continue to evaluate the application of SFAS No. 167, management does not currently believe the adoption of SFAS No. 167 will have a material impact on the Company’s results of operations or financial position.

Software (Topic 985)

In September 2009, the Financial Accounting Standards Boards (“FASB”) amended the Accounting Standards Codification (“ASC”) as summarized in Accounting Standards Update (“ASU”) 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, and ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes summarized in ASU 2009-14 and ASU 2009-13 are both effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. Management is currently assessing the impact of these amendments to the ASC on its accounting and reporting systems and processes

Foreign Currency Translation.

The functional currency of the Company is the renminbi (“RMB”) which is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into U.S. dollars. Assets and liabilities are translated at the exchange rates at the balance sheet date and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment of other comprehensive income, a component of stockholders’ equity.

The exchange rates applied are as follows:

	2009	2008

Year end RMB exchange rate	6.8372	6.8542
Average RMB exchange rate	6.8409	6.9623

There is no significant fluctuation in exchange rate for the conversion of RMB to U.S. dollars after the balance sheet date.

Liquidity and Capital Resources

In summary, the Company’s cash flows were as follows:

Trunkbow International Holdings Limited Summary Cash Flows
($ in thousands)
	Year Ended December 31,
	2009	2008
Net cash flows provided by (used in) operating activities	$(1,305)	$1,103
Net cash flows used in investing activities	(826)	(422)
Net cash flows provided by(used in) financing activities	5,046	(932)
Effect of foreign currency fluctuation on cash and cash equivalents	(101)	35
Net increase (decrease) in cash and cash equivalents	$2,814	$(216)
Cash and cash equivalents - beginning of year	$491	$707
Cash and cash equivalents - end of year	$3,305	$491

The Company’s cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months.

The Company’s principal sources of liquidity are its cash, short-term investments and cash generated from operations. The Company believes that its existing cash, short-term investments and cash generated from operations will be sufficient to satisfy its current level of operations. The Company’s liquidity could be negatively affected by a decrease in demand for its products and services. In addition, the Company may need to raise additional capital through future debt or equity financings to fund its growth.

The Company has no existing off-balance sheet arrangements.

Item 3. Properties.

Our principal executive office is located at Unit 1217-1218, 12F of Tower B, Gemdale Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. and the telephone number is +861085712518. The office space is approximately 340 square meters in area.

There is no private ownership of land in China. All land ownership is held by the government of the PRC, its agencies and collectives. Land use rights can be transferred upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land transfer fee.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2010 (after giving effect to the Share Exchange, the Offering and the BP5 Warrant Financing) by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of March 31, 2010, we had 32,472,075 shares of common stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Unit 1217-128, 12F of Tower B, Gemdale Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of March 31, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares of Common Stock
Chief Honour Investments Limited (1)	8,558,764	26.36
Capital Melody Limited (2)	7,580,619	23.35
VeriFone, Inc.(3) 2099 Gateway Place Suite 600 San Jose, CA 95110	3,000,000	9.10
HPCG Trunkbow Holdings, L.P.(4) 21020 North Pima Rd. Scottsdale, AZ 85255	2,151,000	6.55
Bay Peak LLC 169 Bolsa Avenue Mill Valley, CA 94941(5)	1,352,332	4.16
Dr. Hou Wanchun (1)	8,558,764	26.36
Li Qiang (2)	7,580,619	23.35
Regis Kwong	833,379	2.57
Ye Yuan Jun	*	*
Dr. An ChungMing	*	*
Bao Jihong	*	*
Wang Xin	*	*
Dr. Tan Kok Hui	*	*
Iris Geng	*	*
Dr. Lv Tingjie	*	*
Huang Zhaoxing	*	*
Li Dong	*	*
Larry Gilmore	*	*
Albert Liu	*	*
Cory Roberts (5)	1,352,332	4.16
All Directors, Executive Officers and Director Nominees, as a group	18,325,094	56.43

* Less than one percent

(1)
Mr. Lao Chi Weng holds 100% common shares of Chief Honour Investments Limited. Dr. Hou Wanchun is the sole director of Chief Honour Investments Limited and has the sole power to vote and dispose of the common stock held by Chief Honour Investments Limited. Dr Hou disclaims beneficial ownership over all of the Company’s shares held by Chief Honour Investments Limited.

On September 21, 2009, Mr. Lao Chi Weng entered into a share transfer agreement with Dr. Hou Wanchun, pursuant to which Dr. Hou was granted the right to purchase, within 45-days from the end of each period, for $1.00 per share, the shares held by Chief Honour Investments Limited, as follows: (i) one-third of the shares if the Company generates at least US$2,800,000 in gross revenue for the twelve months from January 1, 2010 to December 31, 2010; (ii) one-third of the shares if the Company generates at least US$1,500,000 in gross revenue for the six months from January 1, 2011 to June 30, 2011; and (iii) one-third of the shares if the Company generates at least US$1,500,000 in gross revenue for the six months July 1, 2011 to December 31, 2011. In the event that the Company does not achieve any one of the performance targets specified above, then Dr. Hou may purchase the shares for $1.10 per share.

On October 1, 2009, Dr. Hou Wanchun also entered into an Entrustment Agreement with Chief Honour, pursuant to which, Chief Honour authorizes Dr. Hou Wanchun to act on behalf of it, as exclusive agents and attorneys in-fact with respect to all matters concerning Chief Honour Investments’s rights as a shareholder.

(2)
Mr. Lao Chi Weng holds 100% common shares of Capital Melody Limited. Mr. Li Qiang is the sole director of Capital Melody and has the sole power to vote and dispose of the common stock held by Capital Melody Limited. Mr. Li disclaims beneficial ownership over all of the Company’s shares held by Capital Melody Limited.

On September 21, 2009, Mr. Lao Chi Weng entered into a share transfer agreement with Mr. Li Qiang, pursuant to which, Mr. Li was granted the right to purchase, within 45-days from the end of each period, for $1.00 per share, the shares held by Capital Melody Limited, as follows: (i) one-third of the shares if the Company generates at least US$2,800,000 in gross revenue for the twelve months from January 1, 2010 to December 31, 2010; (ii) one-third of the shares if the Company generates at least US$1,500,000 in gross revenue for the six months from January 1, 2011 to June 30, 2011; and (iii) one-third of the shares if the Company generates at least US$1,500,000 in gross revenue for the six months July 1, 2011 to December 31, 2011. In the event that the Company does not achieve any one of the performance targets specified above, then Mr. Li may purchase the shares for $1.10 per share.

On October 1, 2009, Capital Melody also entered into an Entrustment Agreement with Li Qiang, pursuant to which, Capital Melody authorizes Li Qiang to act on behalf of it, as exclusive agents and attorneys in-fact with respect to all matters concerning Capital Melody’s rights as a shareholder.

(3)	Includes warrants to purchase 500,000 shares of our common stock.

(4)	Includes warrants to purchase 358,500 shares of our common stock. We believe that Christopher Jensen is the managing partner of HPCG Trunkbow Holdings LP.

(5)	We believe that Cory Roberts has the power to vote and dispose of the common stock held by Bay Peak LLC

Item 5. Directors and Executive Officers.

Set forth below is information regarding our current directors and executive officers.

Name	Age	Position
Dr. Hou WanChun	44	Chairman of the Board of Directors
Li Qiang	41	Chief Executive Officer and Director
Ye Yuan Jun	30	Chief Financial Officer
Dr. An ChungMing	68	Chief Strategist
Bao Jihong	45	Chief Marketing Officer and Director
Wang Xin	31	Chief Technology Officer and Director
Cory Roberts	45	Director
Albert Liu	37	Director
Regis Kwong	47	Independent Director
Dr. Tan Kok Hui	48	Independent Director
Iris Geng	46	Independent Director
Dr. Lv Ting Jie	54	Independent Director
Huang Zhaoxing	64	Independent Director
Li Dong	42	Independent Director
Larry Gilmore	47	Independent Director

Hou WanChun, Chairman and Co-Founder. Dr. Hou has been our Chairman of the Board since Febraury 10, 2010. Dr. Hou founded Trunkbow in 2001 and holds over 120 patents for telecom applications. He was previously a visiting scholar at Beijing Telecommunications University. Dr. Hou was also a research fellow at Shandong University and later became guest research fellow at Bell Labs in the US. He obtained his BS, MS and PhD in mathematics from Shandong University. Dr. Hou is the company’s founder and has a vast telecommunications, engineering and research experience. We believe that he provides the Board of Directors with unique insight into the technical aspects of our business and that is intimately familiar with the day-to-day operations of the Company.

Li Qiang, Chief Executive Officer, Director and Co-Founder. Mr. Li has been our Chief Executive Officer since March 1, 2010. Mr. Li founded Trunkbow in 2001 and is an entrepreneur with extensive business knowledge of the telecom market. Prior founding Trunkbow with Dr. Hou, Mr. Li was a director at the National Tax Bureau overseeing technology companies in Jinan, Shandong. He currently holds three patents for telecom applications. Mr. Li graduated from Shandong Tax University and obtained his MBA from Nanyang University in Singapore.  Mr. Li is a co-founder of the Company and we believe that he possesses a thorough understanding of our business from top to bottom We believe that Mr. Li provides the Board of Directors with valuable insight into our entire business operations.

Ye Yuan Jun, Chief Financial Officer. Ms. Ye has been our Chief Financial Officer since January 1, 2010. Prior to joining the Company, Ms. Ye was a senior audit manager in Bernstein & Pinchuk LLP, an independent member of BDO Seidman Alliance. Ms. Ye was with Deloitte Touche Tohmatsu for over six years in auditing before she joined Bernstein & Pinchuk LLP. Ms. Ye obtained her BA in accounting from Guangdong University of Foreign Studies.

Dr. An ChungMing, Chief Strategist. Dr. An has over 30 years of experience in the telecom industry. He was most recently a VP at CDMA Development Group supporting its operations in the Southeast Asia and the Greater China region. Previous to that, Dr. An was the CEO at Asia Pacific Broadband Wireless from 2002 to 2006. He was the President at Mobitai Communications, a GSM operator in Taiwan, from 1998 to 2002. Dr. An started his professional career with Bell Labs in 1978 and would go on to hold various technical and managerial positions until 1998. He was an Associate Professor for 9 years at Seton Hall and John Hopkins University. Dr. An obtained his PhD in Mathematics from University of Pennsylvania.

Bao Jihong, Chief Marketing Officer and Director. Mr. Bao has been a member of the Board of Directors since March 1, 2010. He has over 20 years of telecom marketing experience. He started his career with China Electronic Corporation, a provider of software and hardware systems to China’s telecom operators, where he was the head of telecom application marketing. Mr. Bao obtained his BS and MS from Peking University in Information Management. Mr. Bao joined us in 2005 and has a rich experience with Chinese telecom market. We believe that Mr. Bao provides the Board of Directors with unique insight into the marketing of our business.

Wang Xin, Chief Technology Officer and Director. Mr. Wang has been a member of the Board of Directors since March 1, 2010. He has been working in the telecom industry for over 8 years with extensive experience in the development of mobile applications with intelligent network. He has been part of the development team for the original Color Ring Back Tone application and led the successful development for mobile applications in logistic industry for Rapid ID in the US. Mr. Wang obtained his BS in applied mathematics from Shandong University. Mr. Wang joined us in 2001 and has an extensive engineering experience in the telecom sector. We believe that Mr. Wang provides the Board of Directors with unique insight into the research and development of new technology in the telecom field.

Cory Roberts, Director. Mr. Roberts has been a member of our Board of Directors since August 28, 2008 and President since August 28, 2008, and resigned as president on February 10, 2010. Mr. Roberts has an 18 year career in finance that spans investment management and investment banking. In 2004, he established Bay Peak LLC and acted as managing director. He holds a B.A. in Business Finance from the University of Oklahoma. We believe that Mr. Roberts’s vast experience in finance and investment banking provides him a unique and valuable expertise from which he can draw to help advise the Board of Directors.

Albert Liu, Director. Mr. Liu has been a member of the Board of Directors since March 1, 2010. Mr. Liu joined VeriFone in October 2008, as Senior Vice President, General Counsel and Corporate Secretary. In this capacity he also serves as Chief Compliance Officer. Prior to joining VeriFone, he was Vice President, Legal and Corporate Development, and Company Secretary for NETGEAR, Inc., a provider of networking solutions, since October 2004. Mr. Liu also previously served as General Counsel, Director of Human Resources and Secretary of Turnstone Systems, Inc., a supplier of digital subscriber line testing equipment and General Counsel and Secretary for Yipes Enterprise Services, a provider of Ethernet connectivity services. Mr. Liu began practicing law with the firm of Sullivan & Cromwell in New York, advising clients on all aspects of corporate and securities law, leading public and private securities offerings, and negotiating and finalizing venture capital investments and contracts. Before entering the legal field, he was a software engineer at Tandem Computers. Mr. Liu is currently a member of the board of directors of Trunkbow International Holdings, Inc., a provider of technology platforms that enable mobile value-added services. He holds dual degrees in Computer Science and Political Science from Stanford University and a J.D (magna cum laude) from the University of California, Hastings College of the Law. He is a member of the State Bar of California. We believe that Mr. Liu’s professional background as an attorney in the U.S. and his experience as General Counsel and CCO of VeriFone will enable him to provide the Board of Directors with valuable advice on our corporate governance matters and our SEC compliance.

Regis Kwong, Director and Compensation, Nomination Committee Chair. Mr. Kwong has been a member of the Board of Directors since March 1, 2010. He has over 25 years experience with leading global telecom services providers. He started his career with GTE (now Verizon) where he became the Head of Operations in China. Mr. Kwong also served as Vice President and General Manager for GTS China. After GTS, Mr. Kwong founded Terremark Asia, a subsidiary of Terremark Worldwide (NASDAQ: TMRK). Mr. Kwong became Chief Executive Officer of Jingwei International, a US public company in 2005. Mr. Kwong received his B.S. and Masters Degree in Computer Engineering from California Polytechnic University in 1985 and 1987, respectively, and an M.B.A. from Rutgers University in 1999. We believe that Mr. Kwong’s vast experience in the telecom industry and his experience with public companies will enable him to provide the Board of Director with valuable advice on industry matters and with our SEC compliance.

Dr. Tan Kok Hui, Director and Audit Committee Chair. Dr. Tan Kok Hui has been a member of the Board of Directors since March 1, 2010. Dr. Tan is an Associate Professor of Banking and Finance and Associate Dean of Nanyang Business School, Nanyang Technological University, Singapore. Dr. Tan graduated from Arizona State University with a PhD in International Finance. His research areas include risk management, derivatives, market microstructure, merger and acquisition, international finance, and fixed income. He was a sole consultant to Singapore’s DBS Bank DBS Family of Bond Indices. From 2004 to 2006, he was appointed as a member for the Singapore Commercial Affairs Department Panel of Experts on Securities Offences. Since 2000, he has been a senior advisor to a consulting firm in China dealing in the capital market. Dr. Tan qualifies as an “audit committee financial expert,” defined in the rules and regulations of the Securities Exchange Act of 1934, as amended. We believe that Dr. Tan’s expertise in international finance makes him uniquely qualified to serve as a member of the Board of Directors and as Chair of the Audit Committee.

Iris Geng, Director and Member of Audit Committee. Ms. Geng has been a member of the Board of Directors since March 1, 2010. Ms. Geng is currently an international independent investor in Hong Kong.. She was the Managing Director of CRE Beverage Company Ltd in Hong Kong and served as a member of local industry (mainly Tea and Canned Food) chamber of commerce. She has over 25 years experience in supply chain management and procurement operation. Ms. Geng has an MBA degree from the University of San Francisco, USA. We believe that Ms. Geng’s experience working in and managing large international companies provides her a unique perspective from which she can offer her advice to the Board.

Dr. LV Ting Jie, Director. Dr. Lv has been a member of the Board of Directors since March 1, 2010. Dr. Lv is a Professor of Business at the Beijing University of Posts and Telecommunication and a Visiting Professor at Tsinghua University. Dr. Lv is also the Chairman and CEO of NuoTai Consulting Company. We consider Dr. Lv to be an expert on China’s telecom business and we believe that his scholarly research on business and economics will be valuable to the Board of Directors.

Huang Zhaoxing, Director.
Mr. Huang has been a member of the Board of Directors since February 10, 2010. Mr. Huang has extensive experience in the telecom equipment industry. He is currently a general engineer at Hangzhou Telisheng Technology Co., Ltd. He was the General Manager of Zhejiang Telecom Equipments Factory from 1989 to 2005, the Chairman of Zhejiang Telecom Equipments Factory and UTStarcom Hangzhou Telecom Co., Ltd. from 1991 to 1997 and the Deputy Chairman of UTStarcom Hangzhou Telecom Co., Ltd. from 1997 to 2002. He also served as the workshop manager and technology officer from 1972 to 1988 and the Vice General Manager of Zhejiang Telecom Equipments Factory from 1988 to 1989. Mr. Huang obtained his BS in radio engineering from Zhejiang University in July of 1970. We believe that Mr. Huang’s telecom hardware engineering background provides him with valuable expertise from which he can draw to help advise the Board of Directors.

Li Dong, Director. Mr. Li has been a member of the Board of Directors since February 10, 2010. He has over ten years of finance and security investment experience. In 2003, Mr. Li joined Beijing Qinchuangxin Tech-trading Co., Ltd. acting as Vice General Manager. Mr. Li obtained his BS in Industrial and Civil Architecture from Beijing University of Technology in 1993. We believe that Mr. Li’s experience with finance and capital markets provides him with valuable expertise from which he can draw to help advise the Board of Directors.

Larry Gilmore, Director. Larry Gilmore has been a member of the Board of Directors since February 10, 2010. Mr. Gilmore is currently VP Corporate Strategy of Yongye International, Inc. Prior to joining Yongye, Gilmore was SVP of operations for Asia Standard Energy from 2005 to 2007, where he was responsible for raising investment and corporate oversight of finance and accounting activities. Mr. Gilmore served as Managing Director of GC Global from 2001 to 2004, assisting large organizations undertake large scale change initiatives. Previously, he was the Manager of Human Resources at Alcatel and a Senior Consultant at Deloitte and Touche. We believe that Mr. Gilmore’s experience as an investor in the US public markets and as a director of Yongye International, a US publicly-traded company, make Mr. Gilmore uniquely qualified to advise the Board on matters related to SEC compliance, listing and continued listing on a national securities exchange, internal controls over financial reporting and other corporate governance matters.

Item 6. Executive Compensation.

Compensation of Officers

The following table sets forth all cash compensation paid by Trunkbow, as well as certain other compensation paid or accrued, in 2009 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Li Qiang Chief Executive Officer	2009	56,000	8,800	0	0	64,800

During each of the last fiscal years, none of our other officers had salary and bonus greater than $100,000. In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board of Directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

We do not have employment agreements with any of our officers. We formed a Compensation Committee consisting of the independent directors on March 1, 2010. In the future, the compensation for executive officers will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors, but may participate in the Company’s incentive compensation program. Our Independent Directors receive an annual stipend in a range of between 15,000 and 60,000 per year plus reimbursement of travel related fees.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

On February 1, 2010, the Company entered into a Master Engagement Agreement with VeriFone, Inc. (“VeriFone”). Pursuant to the terms of the agreement, the Company has submitted a binding, non-cancellable purchase order to VeriFone covering an initial order of $5 million of VeriFone’s point of sale systems for deployment in China as part of its rollout. VeriFone beneficially owns 2,500,000 shares of our common stock and warrants to purchase up to 500,000 shares of our common stock.

At December 31, 2009 and 2008, amount due from directors consisted of:

	December 31, 2009	December 31, 2008

Amount due from Mr. Qiang Li	$904,581	$447,026
Amount due from Mr. Wan Chun Hou	1,183,587	737,090
Amount due from Mr. Yue Lou	-	22,703

	$2,088,168	$1,206,819

At December 31, 2009 and 2008, amount due to directors consisted of:

	December 31, 2009	December 31, 2008

Amount due to Mr. Yue Lou	$24,430	$-

Item 8.        Legal Proceedings.

In the normal course of business, we are subject to claims and litigation. We are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no established public trading market in our Common Stock. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service.

Holders of Record

As of March 31, 2010, there were 522 holders of record of our Common Stock.

Dividends

We have never paid any dividends and we plan to retain earnings, if any, for use in the development of the business. Payment of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including current financial condition, operating results, current and anticipated cash needs and regulations governing dividend distributions by wholly-foreign owned enterprises in China.

Item 10. Recent Sales of Unregistered Securities.

As more fully described in Item 1 above, concurrent with the Share Exchange, (i) we entered into a the Purchase Agreement with the Investors for the sale of an aggregate of 8,447,575 Investor Shares and 1,689,515 Investor Warrants, for aggregate gross proceeds equal to $16,895,150 and (ii) the BP5 Warrant Investors exercised the 2,774,500 warrants owned by them for an aggregate exercise price of $5.5 million and received warrants to purchase an aggregate of 554,900 shares of Common Stock .

Merriman Curhan Ford & Co. acted as the exclusive financial advisor and placement agent in the Offering and received (i) a cash fee and expense reimbursement equal to $1,568,090.50 and (ii) warrants to purchase 561,104 at an exercise price of $2.00 per share.

The issuance of the Investor Shares was exempt from registration pursuant to either Section 4(2) of, or Regulation D and/or Regulation S, promulgated under the Securities Act of 1933, as amended (“Securities Act”) and the issuance to the BP5 Warrant Investors was not subject to registration pursuant to applicable provisions of the Federal Bankruptcy Code.

Item 11. Description of Registrant’s Securities to be Registered.

Our current authorized capital stock consists of 190,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $.001 per share, of which 32,472,075 common shares and no preferred shares were issued and outstanding as of March 31, 2010.

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. When a dividend is declared by the Board, all stockholders are entitled to receive a fixed dividend. To date, no dividends have been declared. All shares issued in the company are of the same class, and have equal liquidation, preference, and adjustment rights.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any additional preferred stock is authorized and issued. All outstanding shares of our common stock are, and the shares underlying all options and warrants and convertible securities will be, duly authorized, validly issued, fully paid and non-assessable upon our issuance of these shares.

Warrants

We have warrants issued to purchase 2,805,519 shares of common stock at an exercise price of $2.00. The warrants have a five year term.

The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstance, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of a Warrant, a holder would be entitled to receive a fractional interest in a share, we will pay to the holder cash equal to such fraction multiplied by the then fair market value of one full share.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, telephone number (800) 937-5449.

Item 12. Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)           a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2)           a violation of  criminal law (unless  the  director  had reasonable cause to believe that his or her conduct was lawful or no reasonable  cause to believe that his or her conduct was unlawful);

(3)           a transaction from which the director derived an improper personal profit; and

(4)           willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)           such indemnification is expressly required to be made by law;

(2)           the proceeding was authorized by our Board of Directors;

(3)           such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or

(4)           such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance all expenses  incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative,  by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding,  promptly  following  request.  This advanced of  expenses  is to be made upon  receipt of an  undertaking  by or on behalf of such person to repay said amounts  should it be ultimately  determined that  the  person  was not  entitled  to be  indemnified  under  our  bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action,  suit or proceeding,  whether civil, criminal,  administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum  consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable,  a  quorum of disinterested  directors so directs, by independent  legal  counsel in a written  opinion,  that the facts  known to the decision- making  party  at the time  such  determination  is made  demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Item 13. Financial Statements and Supplementary Data.

The information required by this item may be found beginning on page F-1 of this Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)  List separately all financial statements filed as part of the registration statement.

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Income and Comprehensive Income as of December 31, 2009 and 2008

Consolidated Statements of Cash Flows as of December 31, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Equity as of December 31, 2009 and 2008

Notes to the Consolidated Financial Statements as of December 31, 2009 and 2008

(b)  Exhibits.

Exhibit No.	Description

2.1	Share Exchange Agreement, dated as of January 27, 2010.

3.1	Amended Articles of Incorporation.

3.2	Bylaws

4.1	Form of Investor Warrant.

4.2	Registration Rights Agreement, dated as of February 10, 2010

10.1	Subscription Agreement, dated as of February 10, 2010.

10.2	Make Good Escrow Agreement.

21	Subsidiaries of the Registrant

23.1	Consent of Bernstein & Pinchuk LLP

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUNKBOW INTERNATIONAL HOLDINGS
LIMITED

Date: April 7, 2010	By:	/s/ Qiang Li

Qiang Li, Chief Executive Officer

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Trunkbow International Holdings Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Trunkbow International Holdings Limited and Subsidiaries (“the Company”) as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009 and December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, bur not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the Unites States of America.

New York, New York
March 31, 2010

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As at December 31
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$3,305,473	$490,959
Accounts receivable	10,455,284	656,536
Loans receivable and other current assets, net	1,085,655	1,251,853
Due from directors	2,088,168	1,206,819
Inventories	307,182	-
Total current assets	17,241,762	3,606,167

Property and equipment, net	39,817	56,600
Long-term receivables	-	108,192
	$17,281,579	$3,770,959

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$331,654	$415,884
Accrued expenses and other current liabilities	603,266	272,170
Due to directors	24,430	-
Contingently convertible notes	5,000,000	-
Taxes payable	1,561,599	1,622,427
	7,520,949	2,310,481

Commitments and contingencies (Note 18 )	-	-

STOCKHOLDERS’ EQUITY
Common Stock: par value USD1.00, authorized 50,000 shares, issued and outstanding 10,000 shares at December 31, 2009	10,000	-
Additional paid-in capital	1,332,802	1,242,802
Appropriated retained earnings	1,010,486	27,518
Unappropriated retained earnings	8,002,477	692,463
Accumulated other comprehensive income	(595,135)	(502,305)
Total stockholders’ equity	9,760,630	1,460,478
	$17,281,579	$3,770,959

See notes to the consolidated financial statements

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended December 31,
	2009	2008

Revenue	$13,468,581	$12,924,255
Less: Business tax and surcharges	38,624	511,924
Net revenue	13,429,957	12,412,331

Cost of revenue	2,220,577	3,645,429

Gross Margin	11,209,380	8,766,902

Operating expenses
Selling and distribution expenses	533,633	429,067
General and administrative expenses	1,877,732	1,677,055
Research and development expenses	435,712	532,473
	2,847,077	2,638,595

Income from operations	8,362,303	6,128,307

Other income (expense)
Interest income	350	2,591
Interest expense	(66,016)	(4,482)
Other income	-	122,003
Other expenses	(3,655)	(16,768)
	(69,321)	103,344

Income before income tax expense	8,292,982	6,231,651
Income tax expense	-	1,160,137
Net income	8,292,982	5,071,514

Other comprehensive loss
Foreign currency translation adjustment	(92,830)	(158,929)

Comprehensive income	$8,200,152	$4,912,585

Weighted average number of common shares outstanding
Basic and diluted	10,000	10,000
Earnings per share
Basic and diluted	829.30	507.15

See notes to the consolidated financial statements

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008

Cash flows from operating activities
Net income	$8,292,982	$5,071,514
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,362	148,934
Loss on disposal of property and equipment	1,281	2,078
Reclassification of fixed assets to inventory sold	-	524,417
Provision for doubtful debts	366,912	-
Changes in operating assets and liabilities:
Accounts receivable	(9,791,845)	(259,894)
Other receivables and current assets	(146,360)	1,764,452
Inventories	(307,017)	-
Accounts payable	(85,218)	(694,554)
Accrued expenses and other current liabilities	383,859	(6,636,312)
Amount due to directors	24,417
Taxes payable	(64,827)	1,182,275

Net cash flows (used in) provided by operating activities	(1,305,454)	1,102,910

Cash flows from investing activities
Acquisition of property and equipment	(4,729)	-
Collection from loans to third parties	57,070	81,890
Increase in amount due from directors	(877,876)	(526,824)
Decrease in long term receivables	-	22,566

Net cash flows used in investing activities	(825,535)	(422,368)

Cash flows from financing activities
Proceeds from issuance of common stock	100,000	-
Repayment of loans from third parties	(53,618)	(789,278)
Repayment of long-term payables	-	(143,632)
Proceeds from issuance of contingently convertible notes	5,000,000	-

Net cash flows provided by (used in) financing activities	5,046,382	(932,910)

Effect of exchange rate fluctuation on cash and cash equivalents	(100,879)	36,220

Net increase (decrease) in cash and cash equivalents	2,814,514	(216,148)

Cash and cash equivalents - beginning of year	490,959	707,107

Cash and cash equivalents - end of year	3,305,473	490,959

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$4,482
Cash paid for income taxes	$263	$-

See notes to the consolidated financial statements

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common stock		Additional paid-in	Appropriated retained	Unappropriated retained	Accumulated other comprehensive
	Shares	Amount	Capital	earnings	earnings	loss	Total

Balance at January 1, 2008	5,000,000	$640,885	$601,917	$-	$(4,351,533)	$(343,376)	$(3,452,107)
Net income			-	-	5,071,514	-	5,071,514
Reorganization	(5,000,000)	(640,885)	640,885	-	-	-	-
Appropriation of statutory surplus reserve			-	27,518	(27,518)	-	-
Foreign currency Translation adjustment			-	-	-	(158,929)	(158,929)
Balance at December 31, 2008	-	-	$1,242,802	$27,518	$692,463	$(502,305)	$1,460,478

Net income			-	-	8,292,982	-	8,292,982
Issue of shares	10,000	$10,000	90,000	-	-	-	100,000
Appropriation of statutory surplus reserve			-	982,968	(982,968)	-	-
Foreign currency Translation adjustment			-	-	-	(92,830)	(92,830)
Balance at December 31, 2009	10,000	$10,000	$1,332,802	$1,010,486	$8,002,477	$(595,135)	$9,760,630

See notes to the consolidated financial statements

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of Trunkbow International Holdings Limited (the “Company”), and its subsidiaries and Variable Interest Entity (“VIEs”), Trunkbow (Asia Pacific) Investment Holdings Limited (“Trunkbow Hong Kong”), Trunkbow Asia Pacific (Shandong) Limited (“Trunkbow Shandong”), Trunkbow Asia Pacific (Shenzhen) Limited (“Trunkbow Shenzhen”) and Trunkbow Technologies (Shenzhen) Company Limited (“Trunkbow Technologies”). The Company and its subsidiaries and VIE are collectively referred to as the “Group”. Details of the Company’s subsidiaries and VIE are as follows:

Trunkbow International Holdings Limited (the “Company”) was established in the British Virgin Islands (“BVI”) on July 17, 2009. The Company itself has no significant business operations and assets other than holding of equity interests in its subsidiaries and VIE through a series of reorganization activities described below (the “Reorganization”).

Trunkbow (Asia Pacific) Investment Holdings Limited (“Trunkbow Hong Kong”) was established as an Investment Holding Company in Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”) on July 9, 2004.

Trunkbow Asia Pacific (Shandong) Company, Limited (“Trunkbow Shandong”) was established as a wholly foreign owned enterprise on December 10, 2007 in Jinan, Shandong Province, the PRC by Trunkbow Hong Kong. The registered capital of Trunkbow Shandong is HK$20,000,000 (equivalent to US$2,866,965) and fully invested by December 31, 2009. The registered capital of Trunkbow Shandong was subsequently increased to HK$100,000,000 by board resolution dated November 11,2009. As at February 24, 2010, HK$46,591,679 (equivalent to US$6,000,000) was invested. The remaining registered capital shall be invested before December 4, 2011. Trunkbow Shandong is principally engaged in research and development of application platforms for mobile operators in China.

Trunkbow Asia Pacific (Shenzhen) Company, Limited (“Trunkbow Shenzhen”) was established as a wholly foreign owned enterprise on June 7, 2007 in Shenzhen, Guangdong Province, the PRC by Trunkbow Hong Kong. The registered capital of Trunkbow Shenzhen is HK$1,000,000 (equivalent to US$128,304) and was fully invested in 2007. Trunkbow Shandong is principally engaged in research and development of application platforms for mobile operators in China.

Trunkbow Technologies (Shenzhen) Company, Limited (“Trunkbow Technologies”) was established as a limited liability company on December 4, 2001 in Shenzhen, Guangdong Province, the PRC. The registered capital of Trunkbow Technologies is RMB5,000,000 (equivalent to US$601,917) and was fully invested in 2004. Trunkbow Technologies is principally engaged in research and development of application platforms for mobile operators in China as well as wireless application systems for the international market.

Trunkbow Technologies was controlled by the three shareholders, with ownership of 40% by Mr. Wanchun Hou, 30% by Mr. Qiang Li (collectively “the Control Group”), and 30% by Mr. Liangyao Xie (“Mr. Xie”), respectively  prior to a reorganization (“the Reorganization”) in December 2007.

Trunkbow International Holdings Limited (the “Company”) has an authorized share capital of 50,000 shares with par value of US$1 each. On September 16, 2009. 10,000 shares of the company was issued to certain investors at a subscription price US$10 each share.

As part of the reorganization, on September 16, 2009, the entire issued share capital of Trunkbow (Asia Pacific) Investment Holdings Limited (“Trunkbow Hong Kong”), comprising 5,000,000 shares with par value of HK$1 each, was transferred to the company at a total consideration of HK$2. The Company itself has no significant business operations and assets other than holding of equity interests in its subsidiaries and VIE after the whole series of reorganization activities mentioned above.

Effective control over Trunkbow Technologies was transferred to Trunkbow Shandong (the wholly-owned subsidiary of the Company) through a series of contractual arrangements without transferring legal ownership in Trunkbow Technologies (see Note 2). As a result of these contractual arrangements, Trunkbow Shandong maintained the ability to approve decision made by Trunkbow Technologies and was entitled to substantially all of the economic benefits of Trunkbow Technologies.  Therefore, the Company consolidates Trunkbow Technologies in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and its related interpretations (including but not limited to ASC 840-10, “Consolidation of All Majority—Owned Subsidiaries”, and ASC 810-10., “Consolidation of Variable Interest Entities”).  The Control Group controlled Trunkbow Technologies during all periods presented; therefore the Reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying consolidated financial statements have been presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries and VIE. All transactions and balances between the Company and its subsidiaries and VIE have been eliminated upon consolidation.

In December 2007, a series of agreements were entered into amongst Trunkbow Shandong (a wholly-owned subsidiary of the Company), Trunkbow Technologies and the Control Group, providing Trunkbow Shandong the ability to control Trunkbow Technologies, including its financial interest as described below.

Trunkbow Technologies entered into a ten year “Exclusive Business Cooperation Agreement” with Trunkbow Shandong to appoint Trunkbow Shandong as its exclusive services provider to provide comprehensive technical support, business support and related consulting services. Trunkbow Technologies pays the consulting and service fees which equal to 100% of the net profit, respectively to Trunkbow Shandong within the effective period of the “Exclusive Business Cooperation Agreement”.

To ensure Trunkbow Technologies to fully fulfill their obligations under the “Exclusive Business Cooperation Agreement”, the Control Group and Mr. Xie signed the “Share Pledge Agreement” and the “Power of Attorney” with Trunkbow Shandong to pledge all of its interests in Trunkbow Technologies to Trunkbow Shandong respectively, and irrevocably authorized Trunkbow Shandong as sole exclusive agent to act on their behalf to exercise the rights relating to its shareholding, including but not limited to voting rights, within the effective period of the “Exclusive Business Cooperation Agreement”.  Trunkbow Technologies as party of this agreement agreed to the grant by the Control Group and Mr. Xie of the Equity Interest Pledge and exercising shareholding rights to Trunkbow Shandong.

The Control Group and Mr. Xie also signed an “Exclusive Option Agreement” with Trunkbow Shandong to ensure that the Control Group irrevocably agreed that, on the condition that it is permitted by the PRC laws, Trunkbow Shandong has the right to purchase, or designate one or more persons to purchase the Control Group’s equity interests in Trunkbow Technologies once or at multiple times at any time in part or in whole at Trunkbow Shandong’s sole and absolute discretion and at the agreed price stipulated in the agreement.  Trunkbow Technologies as a party of this agreement agreed to the grant by the Control Group and Mr. Xie of the Exclusive Equity Interest Purchase Option to Trunkbow Shandong.

The Control Group and Mr. Xie have also signed “Loan Agreements” with Trunkbow Shandong. Under these loan agreements, Trunkbow Shandong has made interest-free loans in aggregate of RMB5,000,000 to the Control Group solely for them to fund the capitalization of Trunkbow Technologies. The loans can only be repaid upon the transfers of the equity interests in Trunkbow Technologies from the Control Group and Mr. Xie to Trunkbow Shandong and the use of the proceeds from such transfers to repay the loans. These agreements are for a ten year term, subject to acceleration and extension in accordance with the terms therein.

With the above agreements, the Company demonstrated its ability to control Trunkbow Technologies, which is under the common control and management of the Control Group after the Reorganization.

Share Transfer Agreements
On September 21, 2009, the controlling shareholders of the Company are Capital Melody Limited, a company registered in BVI, (“Capital Melody”), who holds 38.75% of the Company’s common stock, and Chief Honour Investments Limited, a company registered in BVI, (“Chief Honour”), who holds 43.75% of the Company’s common stock. The sole registered shareholder of both Capital Melody and Chief Honour is Mr. Chi Weng Lao, who owns 10,000 common stock of Capital Melody and Chief Honour, entered into share transfer agreements with the Control Group individuals respectively, pursuant to which, upon the satisfaction of certain conditions, the Control Group individuals have the option to purchase up the 10,000 shares of Capital Melody and Chief Honour owned by Mr. Chi Weng Lao, at a purchase price of US$ 1 per share (the par value of both companies’ common stock).  Under the terms of the share transfer agreement, Mr. Qiang Li will have the right to purchase the shares of Captial Melody and Mr. Wan Chun Hou will have the right to purchase the shares of Chief Honour as follows: (1) one-third of the shares when the Group will generate at least US$2,800,000 of the gross revenue for twelve months commencing from January 1, 2010 to December 31, 2010 (the “Performance Period I”);  (2) one-third of the shares when the Group will generate at least US$1,500,000 of the gross revenue for six months commencing from January 1, 2011 to June 30, 2011 (the “Performance Period II”); (3) one-third of the shares when the Group generates at least US$1,500,000  of the gross revenue for six months commencing from July 1, 2011 to December 31, 2011 (the “Performance Period III”). In the event that the Group does not achieve the performance targets specified above, then the Control Group individuals may exercise the Option at the Alternative Exercise Price (which is US$ 1.10 per share), on the date that the Acquisition has been completed or abandoned.  Each Control Group individual may purchase one-third of the total number of shares that he or she is eligible to purchase under the share transfer agreement upon the satisfaction of each condition described above. If the Control Group individuals purchase all shares eligible for purchase under the share transfer agreement, the Control Group will become the Company’s controlling shareholders.

Entrustment Agreement
On October 1, 2009, the Control Group individuals also entered an Entrustment Agreement with Cheif Honour and Capital Melody collectively, pursuant to which, based on the 82.5% equity interest held in the Group directly or indirectly, Cheif Honour and Capital Melody entrusts the Control Group to manage the Group companies to the extent provided below:

Cheif Honour and Capital Melody irrevocably authorizes the Control Group to act on behalf of them, as exclusive agents and attorneys in-fact with respect to all matters concerning Cheif Honour’s and Capital Melody’s shareholding, during the life of this Agreement, including the rights as follows:

●	Attending the shareholders’ meetings;

●
Exercising all shareholder’s rights and shareholder’s voting rights enjoyed by Cheif Honour and Capital Melody under the laws and the articles of associations of the Company and each Group Companies, (collectively “the Group”) including without limitation voting for and making decisions on the increase or reduction of the authorized capital/registered capital, issuing company bonds, merger, division, dissolution, liquidation of the Group or change of Group’ type, amendment to the articles of association of the Group.

●	Designating and appointing the legal representatives (the chairman of the Board), directors, supervisors, general managers and other senior officers of the Group.

The Control Group also agrees and confirms that they shall act in concert with one another when exercising all of their rights (including but not limited to the voting rights) authorized to them in this Agreement.

The Entrustment Period commences on the execution date of this agreement and shall be effective within a period of 10 years.  During the Entrustment period, this agreement shall not be rescinded or terminated by any party unless unanimously agreed by all parties.

With the above agreements, the Company demonstrated its ability to control Trunkbow Shandong and Trunkbow Shenzhen, which are under the common control and management of the Control Group after the Reorganization.

Foreign currency translation

The functional currency of the Company is United States dollars (“US$”), and the functional currency of Trunkbow Hong Kong is Hong Kong dollars (“HK$”).  The functional currency of the Company’s PRC subsidiaries and VIE is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates.

For financial reporting purposes, the financial statements of the Company’s PRC subsidiaries and VIE, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar (“U.S. dollar”). Assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  The resulting exchange differences are included in the determination of net income of the consolidated financial statements for the respective periods.

c)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits held at call with banks. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

e)	Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Group did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. As of December 31, 2009 and December 31, 2008, management has determined that no allowance for doubtful accounts is required.

f)	Inventory

Inventories represent hardware and equipment and are stated at the lower of cost or market value, determined using the specific identification method.

g)	Property and equipment, net

Furniture and office equipment, electronic equipment and telecommunication equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Years
Furniture and office equipment	5
Electronic equipment	5

Depreciation expense is included in cost of revenues, selling and distribution expenses, and general and administrative expenses.

When furniture and office equipment, electronic equipment and telecommunication equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon.  Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There were no impairment losses in the period/year ended December 31, 2009 and 2008.

h)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivables from third and related parties, other receivables, other current assets, accounts payable, other payables and amount due to related parties, approximate their fair values due to their short term nature.
The fair value is estimated by discounting the future cash flow using an interest rate which approximated the rate for which the financial institution would charge borrowers with similar credit ratings and remaining maturities.

i)	Revenue recognition

The Group's revenues are principally derived from system integration, sales of software, patent licensing and maintenance services.

System integration

For the system integration, the Group signs contracts with telecommunication and mobile operators and system integrators to install and integrate the Group's software with the hardware and software purchased from third-party suppliers.

Deliverables of system integration include: software, hardware, integration, installation, training. No PCS  arrangement is included in system integration. The provision of services is substantially completed, i.e., when the Group purchases the hardware and software from third-party suppliers, integrates them together with the Group’s programs and software, and provides installation and training to customers, customers sign the acceptance confirmation.

System integration includes a significant software portion.  The software is not regarded as incidental to the provision of services as a whole because the marketing of such services focuses on the internally developed technologies included in the software.  Therefore, ASC 985-605, "Software Revenue Recognition", is applicable for these services.  The Group cannot establish vendor-specific objective evidence of the fair values of the deliverables; therefore, according to ASC 985-605, revenue is recognized when the last deliverable in the arrangement is delivered and when all of the following criteria have been met:

(1)	Persuasive evidence of an arrangement exists;
(2)	Delivery has occurred;
(3)	The vendor's fee is fixed or determinable; and
(4)	Collectibility is probable.

Sales of software

The Group sells software relating to mobile payment and value-added service for its customers.

The Group recognize revenue in accordance with ASC 985-605, (formerly Statement of Position (“SOP”) 97-2 Software Revenue Recognition, as amended and interpreted by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions), as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants and Staff Accounting Bulletin No. 104, Revenue Recognition, that provides further interpretive guidance for public companies on the recognition, presentation and disclosure of revenue in financial statements. No PCS arrangement is included in software sales.

The Group generally recognizes revenue from software and system services when all of the following criteria have been met:

(1)	Persuasive evidence of an arrangement exists;
(2)	Delivery has occurred;
(3)	The vendor's fee is fixed or determinable; and
(4)	Collectibility is probable.

Patent licensing

The Group enters into contracts with local system integrators who further contract with telecommunication and mobile operators, and provides these system integrators with our patents which permit the system integrators to use the Group's Caller-CRBT patent.  The system integrators pay the Group a one-time license fee for obtaining the programs and technologies.  According to the contracts, these integrators are responsible for the construction and maintenance of the system platform while the Group assists these integrators during construction in form of  providing technologies and programs.  No PCS is offered in the patent licensing arrangement. When the construction of system platform is completed, these integrators perform preliminary examination and sign the preliminary acceptance. Generally all the technical issues are identified and resolved before the preliminary acceptance is issued by the customers.

Patent licensing revenues are recognized when all revenue recognition criteria according to ASC 985-605 have been met, which is symbolized by the issuance of the preliminary acceptance.

Maintenance services

Revenue derived from technical support contracts primarily includes telephone consulting, on-site support, product updates, and releases of new versions of products previously purchased by the customers, as well as error reporting and correction services. Maintenance contracts are typically sold for a separate fee with initial contractual period of one year with renewal for additional periods thereafter. Technical support service revenue is recognized ratably over the term of the service agreement.

j)	Cost of revenues
Cost of revenues primarily includes cost of equipment and software purchased from third parties and labor costs.

k)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers.  The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers.  The amount of receivables ultimately not collected by the Group has generally been consistent with management's expectations and the allowance established for doubtful accounts.

Details of the customers accounting for 10% or more of total revenues are as follows:
	Years ended December 31,
Customer	2009	2008
	%	%
A	23.14
B	21.81
C	20.13
D	15.83
E		59.82
F		21.55

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	Years ended December 31,
Customer	2009	2008
	%	%
A	30.72
B	19.16
C	15.53
D	19.76
G	10.85
E		26.66
H		39.41
I		14.74

k)	Research and development expenses

Research and development costs are incurred in the development of technologies in mobile value added service platform and mobile payment system, including significant improvements and refinements to existing products and services.  The Group applies Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed".  In particular, nearly all of the research and development expenditure incurred since the Group's formation has been to establish the technological feasibility of the Group's software and techniques.  As a result, all research and development costs are expensed as incurred.

l)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

m)	Taxation

Income taxes

The Group follows the liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on the difference between of the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income statement in the period that includes the enactment date. The Group had no deferred tax assets and liabilities recognized for any of the nine months ended September 30, 2009 and for the year ended December 31, 2008.

Value added taxes

The Company’s PRC subsidiaries and VIE are subject to value-added tax (“VAT”) on sales. In Trunkbow Technologies, the VAT is calculated at a rate of 17% on revenues from sales of hardware and software as well as the installation and system integration services which are deemed as mixed-sale of goods and thus subject to VAT. Trunkbow Shandong and Trunkbow Technologies are small scale tax payers and the VAT is calculated at a rate of 3% on revenues.

Business tax and surcharges
The Company’s PRC subsidiaries and VIE are also subject to business tax at a rate of 5% on technical services revenues.

n)	Uncertain tax positions

The Group adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the years ended December 31, 2009 and 2008, the Group did not have any interest and penalties associated with tax positions and the Group did not have any significant unrecognized uncertain tax positions.

The Company’s subsidiaries and VIE are subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. Various tax years during 2001 and 2009 of the Company’s subsidiaries and VIE remain open in the relevant taxing jurisdictions.

o)	Earnings per share

Earning per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed by dividing income attributable to holders of common stock by the weighted average number of common shares considered to be outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

p)	Appropriated Retained Earnings

The income from the Company’s subsidiaries and VIE is distributable to its owners after transfer to statutory reserves as required by relevant PRC laws and regulations and the company’s Articles of Association.  As stipulated by the relevant laws and regulations in the PRC, the Company’s subsidiaries and VIE is required to maintain a statutory surplus reserve fund which is non-distributable to shareholders.  Appropriations to such reserve are 10% of net profit after taxation determined in accordance with generally accepted accounting principles of the PRC.

Statutory surplus reserve fund is established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.  The appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital.

q)	Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets are the cumulative foreign currency translation adjustments.

r)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and environmental liability, and tax matters. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has not experienced any material service liability claims.

s)	Recently issued accounting pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for our third-quarter 2009 financial statements and the principal impact on our financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

FASB statement No. 159 (ASC Topic 825)

In February 2008, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities.  SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value.  The standard requires that unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. SFAS No. 159 is effective for the Company on January 1, 2008, although earlier adoption is permitted.  Although management will continue to evaluate the application of SFAS No. 159, management does not currently believe the adoption of SFAS No. 159 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 160 (ASC Topic 810)

On December 4, 2008 the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Although management will continue to evaluate the application of SFAS No. 160, management does not currently believe the adoption of SFAS No. 160 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 141R (ASC Topic 805)

On December 4, 2008 the FASB issued SFAS No. 141 (Revised 2008), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R) an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific item, including:

•	Acquisition costs will be generally expensed as incurred;
•	Non-controlling interests (formerly known as “minority interests”) will be valued at fair value at the acquisition date;
•
Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date;
•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Although management will continue to evaluate the application of SFAS No. 141(R), management does not currently believe the adoption of SFAS No. 141R will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 161 (ASC Topic 815))

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS161”), an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Although management will continue to evaluate the application of SFAS No. 161, management does not currently believe the adoption of SFAS No. 161 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 162 (the Codification)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This new standard shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. Although management will continue to evaluate the application of SFAS No. 162, management does not currently believe the adoption of SFAS No. 162 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 163 (ASC Topic 944)

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“SFAS 163”). The scope of SFAS163 is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. Although management will continue to evaluate the application of SFAS No. 163, management does not currently believe the adoption of SFAS No. 163 will have a material impact on the Company’s results of operations or financial position.

FASB statement No. 167 (ASC No.810 )

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Although management will continue to evaluate the application of SFAS No. 167, management does not currently believe the adoption of SFAS No. 167 will have a material impact on the Company’s results of operations or financial position.

Software (Topic 985)

In September 2009, the Financial Accounting Standards Boards (“FASB”) amended the Accounting Standards Codification (“ASC”) as summarized in Accounting Standards Update (“ASU”) 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, and ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes summarized in ASU 2009-14 and ASU 2009-13 are both effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. Management is currently assessing the impact of these amendments to the ASC on its accounting and reporting systems and processes

3.	CASH AND CASH EQUIVALENTS

At December 31, 2009 and 2008, cash and cash equivalents consisted of:

	December 31, 2009	December 31, 2008

Cash	$503	$11,196
Bank Deposits	3,304,970	479,763
	$3,305,473	$490,959

4.	ACCOUNTS RECEIVABLE

At December 31, 2009 and 2008, accounts receivable consisted of:

	December 31, 2009	December 31, 2008

Accounts receivable	$10,455,284	$656,536

Up to March 30, $5,904,246 was collected. Management has determined that no allowance for doubtful accounts is required.

5.	LOANS RECEIVABLE AND OTHER CURRENT ASSETS

Loans receivable and other current assets of the Group are non-interest bearing advances to third parties with no fixed payment terms, and deposits paid to suppliers for purchases of goods.
Loans receivable and other current assets at December 31, 2009 and 2008 are summarized as follows:

	December 31, 2009	December 31, 2008

Advances to suppliers	$7,580	$4,668

Deposits	18,320	21,006

Loans to third parties (net of $366,912 allowance for doubtful debt in 2009)	796,688	1,151,091

Staff advances	10,243	73,527

Prepaid expenses	241,713	-

Others	11,111	1,561

	$1,085,655	$1,251,853

Movement of allowance for doubtful debt:
US$

December 31, 2008	-
Provision	366,912
Reverse	-
December 31, 2009	366,912

We identified the amount due from Shanghai Yiren was uncollectable and full provision of $366,912 was provided at December 31, 2009.

Loans to third parties are short-term and non-interest bearing.

6.	AMOUNT DUE FROM DIRECTORS

a)	At December 31, 2009 and 2008, amount due from directors consisted of:

	December 31, 2009	December 31, 2008

Amount due from Mr. Qiang Li	$904,581	$447,026
Amount due from Mr. Wan Chun Hou	1,183,587	737,090
Amount due from Mr. Yue Lou	-	22,703

	$2,088,168	$1,206,819

Amount due from directors are short-term, non-interest bearing. Up to March 30, $999,971 was paid back by the directors and the rest outstanding balance will be settled before April 10, 2010.

b)	At December 31, 2009 and 2008, amount due to directors consisted of:

	December 31, 2009	December 31, 2008

Amount due to Mr. Yue Lou	$24,430	$-

7.	INVENTORIES

At December 31, 2009 and 2008, inventories consisted of:

	December 31, 2009	December 31, 2008

System integration hardware	$307,182	$-

	$307,182	$-

8.	PROPERTY, AND EQUIPMENT, NET

Property and equipment of the Group mainly consists of furniture and office equipment and electronic equipment located in the PRC.
Property and equipment as of December 31, 2009 and 2008 are summarized as follows:

	December 31, 2009	December 31, 2008

Furniture and office equipment	$47,637	$47,033
Electronic equipment	63,868	79,539
	$111,505	$126,572
Less: Accumulated depreciation	$71,688	$69,972
	$39,817	$56,600

Depreciation expense for the years ended December 31, 2009 and 2008 were USD20,362 and USD148,934, respectively.

9.	LONG-TERM RECEIVABLE

	December 31, 2009	December 31, 2008

Long-term receivable	$-	$108,192

Long-term receivable was a non-interest bearing loan to a third party.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The breakdowns of accrued expenses and other current liabilities as of December 31, 2009 and 2008 are as follows:

	December 31, 2009	December 31, 2008

Accrued payroll	$56,719	$17,814
Advance from customers	48,265	7,584
Loans from third parties	146,259	199,877
Prepayment by staff	93,772	-
Accrued expenses	166,016	-
Others	92,235	46,895

	$603,266	$272,170

Loans to third parties are short-term and non-interest bearing.

11.	CONTINGENTLY CONVERTIBLE NOTES

	December 31, 2009	December 31, 2008

Bridgeway Asset Management Limited	$1,000,000	$-
Bay Peak LLC	2,000,000	-
Mengyuan Song	2,000,000	-

	$5,000,000	$-

The contingently convertible notes are convertible into the common stocks issued by BP5, the subsequent parent company, upon the consummation of the public listing or the share exchange (note 19(1)) and are due within two to six months with 12% annual interest rate.  The balance is fully settled subsequently either by payment in cash or by conversion into the common stocks of BP5 (note 19(4)).

12.	TAXES PAYABLE

	December 31, 2009	December 31, 2008

Value Added Tax Payable	$314,326	$352,657
Income Tax Payable	1,247,273	1,248,316
Others	-	21,454

	$1,561,599	$1,622,427

13.	INCOME TAXES

(a) Corporation Income Tax ("CIT")

    (i) the Company and Trunkbow Hong Kong

Under the current laws of the BVI and Hong Kong, the Company and Trunkbow Hong Kong are not subject to income taxes.  Additionally, upon payments of dividends by the Company to its shareholders, no BVI or Hong Kong withholding tax will be imposed.

(ii) PRC subsidiaries and VIE

The subsidiaries and VIE incorporated in the PRC are generally subject to a corporate income tax rate of 33% prior to January 1, 2008 or 25% post that date except for those subsidiaries and VIE that enjoy tax holidays or preferential tax treatment, as discussed below.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law combines the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises.

Trunkbow Shandong (“WFOE”)

Trunkbow Shandong, being incorporated in the PRC, is governed by the income tax law of the PRC and is subject to PRC enterprise income tax. The statutory income tax rate for the year ended December 31, 2008 was 25%.
On October 16, 2009, Trunkbow Shandong was certified as a software enterprise by Shandong Economic and Information Technology Committee. Pursuant to the PRC tax laws, newly established and certified software enterprises are entitled to tax preferential policies of full exemption from income tax for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years The first profit making year for Trunkbow Shandong was 2009. On January 7, 2010, Trunkbow Shandong obtained the official approval from the tax bureau of Shandong Province Jinan City High-tech Industry Development Zone on the preferential tax exemption.
Pursuant to the aforementioned taxation laws, Trunkbow Shandong was exempt from income tax for the years ended December 31, 2009 and 2010, and thereafter, a half tax rate of 12.5% will be enacted for the years ended December 31, 2011, 2012 and 2013.

   Trunkbow Shenzhen (“WFOE”)

Trunkbow Shenzhen, being incorporated in Shenzhen, a special economic zone in the PRC, is entitled to preferential income tax rate of 15% in 2007. According to the pronouncement of tax bureau, for companies established after March 16, 2007, the income tax rate will be immediately raised to the unified tax rate of 25% started from January 1, 2008. As Trunkbow Shenzhen was established on June 7, 2007, the income tax rate from year 2008 on will be 25%.

   Trunkbow Technologies

Trunkbow Technologies is registered in Shenzhen, a special economic zone in the PRC, which is entitled to preferential income tax rates of 18% and 15% in 2008 and 2007 respectively.  According to the pronouncement of tax bureau, for companies established before March 16, 2007,  the income rate will gradually increase to 25% within 4 years, 20% in 2009, 22% in 2010, 24% in 2011 and 25% from 2012.

The following is a reconciliation of tax computed by applying the statutory income tax rate to PRC operations to income tax expenses for the year ended December 31, 2009 and 2008 respectively:

	2009	2008

PRC statutory tax rate	25%	25%
Accounting income before tax	$8,553,059	$6,231,651
Computed expected income tax expense	2,138,265	1,557,913
Tax rate difference*	-	(451,165)
Non-deductible expenses	-	11,650
Loss from subsidiaries	349,627	41,739
Tax exemption	(2,487,892)	-

Income tax expenses	$-	$1,160,137

* The statutory income tax rate of Trunkbow Technologies for the two years ended December 31, 2008 was 18%. Therefore, the reconciliation was for the difference between the PRC statutory tax rate and the statutory tax rate of Shenzhen city.

14.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC operating entities as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$ 4,607,672 as of December 31, 2009.

15.	REVENUES AND COST OF REVENUES

For the years ended December 31, 2009 and 2008, revenues and cost of revenues consisted of:

	Years Ended December 31,
	2009	2008
Gross Revenues
System integration	$8,496,191	$10,951,741
Software sales	2,243,537	878,853
Patent licensing	1,986,913	-
Maintenance service	741,940	1,093,661
	13,468,581	12,924,255
Less:
Business tax and surcharges	38,624	511,924

Cost of Revenues
Equipment costs	2,040,591	3,411,233
Labor Costs	179,986	234,196
	2,220,577	3,645,429

Gross margin	$11,209,380	$8,766,902

16.	Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, prepayments and other receivables, amounts due from related parties, amounts due to related parties, and accrued liabilities and other payables, approximate their fair values because of the short maturity of these instruments.

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately US$124,324 and US$101,830 for the years ended December 31, 2009 and 2008 respectively.

18.	COMMITMENTS AND CONTINGENCIES

1) Leasing Arrangements
The Company leases office space under a lease agreement with a term expiring in June 2012. The lease may be cancelled by either party with 30-days prior written notice.

Future minimum rental payments under this operating lease are as follows:

Office Rental

Year ending December 31,2010	221,064
Year ending December 31,2011	189,235
Year ending December 31,2012	122,145
Year ending December 31,2013	31,342
Total	$563,786

The office rental commitments include a rental agreement signed on January 7, 2010.

2) Contingently convertible notes

The notes shall be convertible only following consummation of the next qualified financing, IPO, or sale of the Company into a number of shares of common stock of BP5, the subsequent parent company (Note 19(1)), therefore, the beneficial conversion feature is measured at issuance of the notes but not recorded until the contingency is resolved.  Since the conversion feature was contingent on a non-market event and the value of the conversion shares was not fixed, the embedded conversion feature was not recorded as a liability as of December 31, 2009.

19.	SUBSEQUENT EVENTS

1) Share Exchange Agreement

On February 10, 2010, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Bay Peak 5 Acquisition Corp. (“BP5”), a company incorporated in the State of Nevada, the shareholders of the Company (the “Shareholders”), who together own shares constituting 100% of the issued and outstanding ordinary shares of Trunkbow (the “Trunkbow Shares”), and the principal shareholder of the BP5(“Principal Shareholder”).  Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to BP5 all of the Trunkbow Shares in exchange for the issuance of 19,562,888 (the “Shares”) shares of our common stock (the “Share Exchange”). As a result of the Share exchange, the Company became BP5’s wholly-owned subsidiary.

2) Purchase Agreement

Concurrent with the Share Exchange, (i) we entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”) for the sale of an aggregate of 8,447,575 shares (the “Investor Shares”) and 1,689,515 warrants (the “Investor Warrants”), for aggregate gross proceeds equal to $16,895,150 (the “Offering”) and (ii) certain holders of outstanding warrants of the Company issued to creditors and claimants of visitalk.com, Inc. in accordance with such company’s Chapter 11 reorganization plan, referred to herein as the “BP5 Warrant Investors” exercised the 2,774,500 warrants owned by them for an aggregate exercise price of $5.5 million and received warrants to purchase an aggregate of 554,900 shares of Common Stock (“BP5 Warrant Financing”).

Merriman Curhan Ford & Co. acted as the exclusive financial advisor and placement agent in the Offering and received warrants to purchase 561,104 at an exercise price of $2.00 per share, along with a cash fee and expense reimbursement equal to $1,568,090.50.

After giving effect to the Share Exchange and Purchase Agreements, the sale of common stock in the Offering and the BP5 Warrant Financing, the Company has 32,472,075 shares outstanding at a par value of $0.001 per share. (i) existing shareholders of Trunkbow owned approximately 60.25% of the Company’s outstanding Common Stock, (ii) Investors of Common Stock in the Offering owned approximately 26.01% of the Company’s outstanding Common Stock , (iii) the holders of BP5 Warrants owned approximately 8.54% of the Company’s outstanding Common Stock  and (iv) the pre-existing shareholders of BP5 owned approximately 5.2% of the Company’s outstanding Common Stock.

3) Capital injection in Trunkbow Shandong

In accordance with the board resolution dated November 11, 2009, the registered capital of Trunkbow Shandong was increased from HKD20,000,000 to HKD100,000,000. As of Feb 24, 2010, HK$46,591,679 (equivalent to US$6,000,000) was invested and verified by Shandong Tianyuan Tongtai CPA Ltd.

4) Repayment of $5,000,000 Contingently convertible notes

Among the $5,000,000 contingently convertible notes (note 11), $1,000,000 was repaid in cash to Bridgeway in March 2010, $1,000,000 was repaid in cash to Bay Peak LLC in Feb 2010, and another $1,000,000 was converted to 500,000 shares at $2.00 per share as a result of the share exchange. And the convertible notes of $2,000,000 issued to Mengyuan Song were convertible to 1,000,000 shares at $2.00 per share as a result of the private placement.

5) Master Engagement Agreement

On February 1, 2010, the Company entered into a Master Engagement Agreement with VeriFone, Inc. (“VeriFone”).  Pursuant to the terms of the agreement, the Company has submitted a binding, non-cancellable purchase order to VeriFone covering an initial order of $5 million of VeriFone’s point of sale systems for deployment in China as part of its rollout.  VeriFone beneficially owns 2,500,000 shares of our common stock and warrants to purchase up to 500,000 shares of our common stock.

Pro Forma Earnings Per Shares Statement

The following pro forma earnings per share statement has been derived from the income statement of Trunkbow International Holdings Limited for the fiscal years ended December 31, 2009 and 2008 and adjusts such information to give the effect that the acquisition by Bay Peak 5 as if the acquisition had occurred on the first day of the fiscal year ended December 31, 2009 or December 31, 2008.  The pro forma earnings per share statement is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated on the first day of the fiscal year ended December 31, 2009 or December 31, 2008.

PRO FORMA EARNINGS PER SHARE
(In thousands, except for number of shares and per share datea)
(Unaudited)

	Trunkbow	Trunkbow
	International	International
	Holdings Ltd	Holdings Ltd
	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
Net income	$8,293	$5,072

Other comprehensive income
Foreign currency translation adjustment	(93)	159

Comprehensive income	$8,200	$4,913

Earnings per Share
Basic and diluted	$0.26	$0.16

Weighted average number of common shares outstanding
Basic and diluted	32,472,075	32,472,075

Unaudited Notes to Pro Forma Earnings Per Share Statement

The weighted average number of common shares outstanding used in the calculation of pro forma earning per share comprised the common shares issued in the following transactions, the warrants issued in the following transactions might potentially dilute basic earning per share in the future, but which were excluded in the computation of pro forma diluted earning per share in the years presented because they are deemed to be anit-dilutive.  As the Company is not a public company, the Company estimated its fair value per share would be the common share issuance price in the following transactions (2) which is $2 per share.  As the exercise price per share of the warrants is equal to the estimated fair value per share of the common stock, there is no dilutive effect from the warrants issued.

1)	The original number of share of common stock holding by the investors of Bay Peak 5 (the “Company”, “we”) before the following transactions is 1,687,112

2)
In February 2010 the entered into a Share Exchange Agreement (the “Exchange Agreement”) with Trunkbow International Holdings Limited, a company organized under the laws of the British Virgin Islands (“Trunkbow International”), the shareholders of Trunkbow International(the “Shareholders”), who together own shares constituting 100% of the issued and outstanding ordinary shares of Trunkbow International (the “Trunkbow Shares”), and the principal shareholder of the Company (“Principal Shareholder”).  Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to the Company all of the Trunkbow Shares in exchange for the issuance of 19,562,888 (the “Shares”) shares of our common stock (the “Share Exchange”).  As a result of the Share Exchange, Trunkbow International became our wholly-owned subsidiary.

3)	Purchase Agreement

Concurrent with the Share Exchange, (i) we entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”) for the sale of an aggregate of 8,447,575 shares (the “Investor Shares”) and 1,689,515 warrants (the “Investor Warrants”), for aggregate gross proceeds equal to $16,895,150 (the “Offering”) and (ii) certain holders of outstanding warrants of the Company issued to creditors and claimants of visitalk.com, Inc. in accordance with such company’s Chapter 11 reorganization plan, referred to herein as the “BP5 Warrant Investors” exercised the 2,774,500 warrants owned by them for an aggregate exercise price of $5.5 million and received warrants to purchase an aggregate of 554,900 shares of Common Stock (“BP5 Warrant Financing”).

4)
Merriman Curhan Ford & Co. acted as the exclusive financial advisor and placement agent in the Offering and received warrants to purchase 561,104 at an exercise price of $2.00 per share, along with a cash fee and expense reimbursement equal to $1,568,090.50.

5)
After giving effect to the Share Exchange, the sale of common stock in the Offering and the BP5 Warrant Financing referred to above, the Company has 32,472,075 shares outstanding at a par value of $0.001 per share. (i) existing shareholders of Trunkbow  International owned approximately 60.25% of the Company’s outstanding Common Stock, (ii) purchasers of Common Stock in the Offering owned approximately 26.01% of the Company’s outstanding Common Stock (including 7.7% owned by VeriFone, Inc.) , (iii) the holders of BP5 Warrants owned approximately 8.54% of the Company’s outstanding Common Stock  and (iv) the pre-existing shareholders of BP5 owned approximately 5.2% of the Company’s outstanding Common Stock.

Summary of the number of shares of common stock and warrants issued from the above transactions:

		Share of Common stock issued	Share of Warrant issued

Original investor in BP5	(1)	1,687,112	-
Share exchange agreement	(2)	19,562,888	-
Purchase agreement	(3)(i)	8,447,575	1,689,515
Purchase agreement	(3)(ii)	2,774,500	554,900
Merriman Curhan Ford & Co	(4)	-	561,104
Total		32,472,075	2,805,519